UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

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FORM 10

AMMENDMENT No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

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Real Brands, Inc.

(Exact name of registrant as specified in its charter)

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Nevada	90-0093439
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
12 Humbert St. North Providence, RI	02911
(Address of principal executive offices)	(Zip Code)

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781-366-7400

 (Registrant’s telephone number, including area code)
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 Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share (Title of class)

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,”  “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] Emerging growth company [ ]	Smaller reporting company [X]

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Item 1. Business.

Our Company

Real Brands, Inc. (“RLBD”, “Real Brands”, or the “Company”) is a publicly traded, vertically integrated, early entrant (2017) in the hemp-derived cannabinol (“CBD”) market that specializes in hemp CBD oil/isolate extraction, wholesaling of CBD oils and isolate, manufacturing, production and sales of hemp-derived CBD consumer, celebrity brands, and white label products. Real Brands is listed in the Over the Counter Pink Sheets (“OTC PK”) under the symbol “RLBD”.

On October 22, 2020, the majority of the shareholders of the Company by written consent agreed to a merger with CASH Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company, and Canadian American Standard Hemp Inc., a Delaware corporation (“CASH”), whereby the Company acquired all of the outstanding shares of CASH and merge it with and into CASH Acquisition Corp. Real Brands’ name and trading symbol were maintained, with CASH shareholders acquiring majority control of Real Brands.

The merger was accounted for as a reverse merger, whereby CASH was considered the accounting acquirer and became our wholly-owned subsidiary. In accordance with the accounting treatment for a “reverse merger”, the Company’s historical financial statements prior to the reverse merger has been replaced with the historical financial statements of CASH prior to the reverse merger. The consolidated financial statements after completion of the reverse merger include the assets, liabilities, and results of operations of the combined company from and after the closing date of the reverse merger, with only certain aspects of pre-consummation stockholders’ equity remaining in the consolidated financial statements.

Real Brands completed a reverse merger to acquire Canadian American Standard Hemp Inc. (“CASH”) on October 26, 2020 (the “Merger”). Real Brands’ name and trading symbol were maintained, with CASH shareholders acquiring majority control of Real Brands. CASH continues to operate as a wholly-owned subsidiary of Real Brands under the name CASH Inc. Following the Merger, Thomas Kidrin, CEO of CASH, was named Chief Executive Officer (CEO) of Real Brands, replacing former Real Brands CEO Jerry Pearring.

BUSINESS

Overview

Real Brands’ primary business is hemp CBD oil/isolate extraction, wholesaling of CBD oils and isolate, and production and sales of hemp-derived CBD consumer brands. The CBD product market is large and growing. Prior to the merger the Company’s primary business was brand building consumer products company. The Company has had limited revenue over the past four years and accumulated losses of $235,341 for the year ended 2021, $255,598 for the year ended 2020, $3,555,473 for the year ended 2019 and $942,237 for the year ended 2018.

The Company’s brand development strategy will be to leverage existing Company resources into creating online sales, licensing opportunities and a distribution network for proprietary legal hemp and (eventually) cannabis brands, and other consumer brands.

We are building a high-volume, low cost ingredient supply chain of consistent CBD distillate and isolate and believe that our proprietary technology system will allow us to be best positioned to protect gross margins in our wholesale ingredient supply business when more traditional commoditized pricing takes shape in the market over time.

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The Company has also made a strategic commitment to becoming a brand owner and has committed resources to develop proprietary branded product lines and is exploring other brands and brand related relationships. The Company has also committed resources to be properly positioned to create novel formulations for packaged products for retail as needed for its branded products, and to support its ingredient supply chain customers such as Turning Point Brands, Inc. (NYSE:TPB). The Company is also positioned to manufacture packaged products for retail but expects to enter into co-packing relationships as volume grows in order to distribute high-quality, low-cost hemp products such as tinctures (liquids), capsules, topical products, vape cartridges, oral sprays and other products that contain CBD distillate or isolate as well as other minor cannabinoids.

Other than the Company’s significant focus on building a high-volume, low-cost ingredient supply chain of consistent CBD distillate and isolate, its primary focus will be the development of its branded business that today includes American Standard Hemp, Ziggys Hemp Products, WA Brands, Phaze, Zen Pets Treats and Canni Clear Products. All other corporate initiatives are expected to be central to appropriate vertical integration and insulating and building the Company’s focused business lines.

•	We believe our proprietary technology creates unique economics in equipment capital expenditures, equipment maintenance, labor savings, energy savings, and processing, as well as strategic partner opportunities in large markets outside the U.S.
•	The Company has also made a strategic commitment to becoming a brand owner and has committed resources to develop its proprietary branded product lines and is exploring other brands and brand related relationships.
•	The Company has also committed resources to be properly positioned to create novel formulations for packaged products for retail as needed for its branded products, and to support its ingredient supply chain customers such as Turning Point Brands, Inc.
•	The Company is also positioned to manufacture packaged products for retail but expects to enter into co-packing relationships as volume grows in order to distribute high-quality, low-cost hemp products such as tinctures (liquids), capsules, topical products, vape cartridges, oral sprays and other products that contain CBD distillate or isolate.
•	Other than the Company’s significant focus on building a high-volume, low-cost ingredient supply chain of consistent cannabinol CBD distillate and isolate, its primary focus will be the development of its branded business that today includes American Standard Hemp, Ziggys Hemp Products, WA Brands, Phaze, Zen Pets Treats and Canni Clear Products.

Facility

Real Brands’ headquarters is the newly renovated/constructed CASH owned building and hemp processing facility at 12 Humbert St., in North Providence, RI. We have constructed a new, state-of-the-art facility in New Providence, Rhode Island that is equipped with our proprietary Halo 5 processing technology system (encompassing chemistry, mechanical engineering, and computer software) that produces a consistent 99.9% pure CBD distillate and isolate. Halo 5 is a proprietary chromatography extraction technology utilizing a Simulated Moving Bed (“SMB”) engineered process for chromatographic separation. The SMB process is advantageous because it provides large quantities of highly purified material and precise pharmaceutical grade molecular separation at dramatically reduced costs.

We are finishing the build out of our a high-volume, low-cost ingredient supply chain of consistent CBD distillate and isolate and believe that our proprietary technology system will allow us to be best positioned to protect gross margins in our wholesale ingredient supply business when more traditional commoditized pricing takes shape in the market over time.

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Our Technology

Our HALO.5 Simulated Moving Bed Chromatography System (SMB) is an integrated 6-column SMB system designed for isolation and purification of chemical compounds at a high rate of productivity as compared to single column batch chromatography. It has powerful simulation software (Optional Ypso-Facto Chromworks®) as well as an integrated DAD UV/VIS photometric detectors that allow for rapid and accurate method development. All of this is combined with application support for specific applications such as cannabinoid isolation and mitigation. The HALO.5 is a powerful tool for rapid production of purified chemical compounds. We believe that through this device our products can be made more quickly, more purified, and less expensively than our competitors.

The Company is extracting and refining essential oils and compounds of interest from certified hemp cultivars through the use of its proprietary processing technology and methodology as described below. Initial concrete oleo resin extracts are carried out within a closed loop multi-vessel, sanitary stainless-steel system. This system extracts the compounds of interest through a continuous flow of cryonic chilled food grade ethyl alcohol. All elements of the extraction process take place at or below ambient temperatures and pressures, mitigating any risk of vapor pressure buildup and allowing for selective efficient separation of all phytocompounds. All solvent movement is carried out with pneumatic fluid pumps, whose mechanical functions and electrical components are isolated in an adjacent control room. Solvent recovery is performed under deep vacuum at or below ambient thus negating the use of any external heat source within the extraction process. Isolation and purification is then achieved through the use of a proprietary continuous flow, multicolumn, counter current chromatography system. As the entire process of extraction to isolation is carried out at or below ambient temperature and pressure, all phytochemicals are preserved in their natural state. Any risk of molecular isomerization or degradation is de minimis. The solvent system consists of food grade ethyl alcohol and distilled water. The unique methodology allows for full purification to >99% without the implementation of hazardous or environmentally impactful chemical compounds.

The Company believes its SMB Continues Flow Chromatography process is a highly engineered process for chromatographic separation. It is used to separate one chemical compound or one class of chemical compounds from one or more other chemical compounds to provide significant quantities of the purified or enriched material at a lower cost than could be obtained using simple (batch) chromatography. Standard batch processing is costly and requires constant monitoring. However, the Company utilizes high efficiency solvent recovery systems 95%+ and continuous flow moving bed chromatography, keeping energy and overall operational costs very low. Running the Company’s entire self-contained process requires only two semi-skilled employees per shift.

Due in large part to the Company’s proprietary manufacturing process, the Company believes it is a very low-cost manufacturer that gives it a distinct advantage in the industry. This advantage is expected to translate over time into multiple strategic business opportunities and highlight the Company’s ability to become a large wholesaler of high-quality refined CBD. Also, this allows the Company to become a critically important low-cost supply chain to distributors, while providing a strategic price protection to its branded product lines.

The Hemp Industry

Mainstream acceptance of CBD is expected to continue its general upward trend despite the market challenges and adjustments created by the Covid-19 Pandemic. Based upon the Brightfield Group’s publicly available market reports between 2018 and 2020, the Brightfield Group  had estimated the US CBD market in 2020 was projected to reach $4.7 billion in sales, with 14% growth from 2019 sales of $4.1 billion. (Lower than pre-Covid levels of $7 billion for 2020.) Actual 2020 Sales were $4.6 billion.

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According to the researchers, the U.S. hemp-derived CBD market will reach $5.3 billion in retail sales in 2021. This would imply 15% growth over 2020 sales of $4.6 billion.

In addition, based upon the publicly available market reports from the Brightfield Group, they expect sales to reach $16 billion by 2026, driven by accelerated growth of ingestibles (tinctures, capsules, drinks). New consumers will enter the market as prices continue to drop and access expands and online sales will surpass $2 billion in 2021, accounting for 38% of the total American CBD market. This is down slightly from 42% in 2020, but it’s a good sign that things might be returning to the beginning of normalcy as people return to in-person retail shopping.

The base of US CBD consumers is still growing strong and by 2026, the total US CBD market could still reach $16 billion based upon the publicly available Brightfield Group market reports. The CBD market still exists in a regulatory gray area nearly 2.5 years after the 2018 Farm Bill went into effect. The delay has been particularly impactful for ingestible CBD products like edibles and tinctures. The US Food and Drug Administration has yet to provide the framework needed to govern how CBD ingestibles can be sold legally. The lack of regulation has kept large consumer packaged goods companies from entering the market. Federal guidance is needed for these players to get involved without risking the rest of their business.

Key growth drivers for CBD will be natural health and wellness trends, product variety, expanded distribution channels, and a growing awareness of the benefits of CBD as a natural alternative to pharmaceuticals for cancer patients to athletes.

Americans have utilized hemp in their diets for health and other practical reasons seemingly forever, and hemp is a strong and highly versatile crop that has many good attributes including a host of scientifically confirmed medicinal properties. There is strong evidence that hemp, now legally grown in the US, will see a nearly unprecedented investment as hemp is believed to have an ability to grow the US economy via new jobs and commerce, while providing any number of valuable products including in the healthcare sector.

Hemp has long been known for its use in textiles, but has nutrients, proteins and essential fatty acids as well. The company is developing and focused on a wide variety of CBD products derived from hemp, as the market is experiencing growth from different categories including healthy drinks and medicine.

The beverage industry and the biotechnology industry have and continue to make huge investments including new companies and established companies alike. These sectors are just two of many examples, and the Company’s management believes that CBD derived from hemp will ultimately become a staple in American life, and alleviate any number of health and wellness issues, and generally elevate the quality of life.

Hemp as a crop has some interesting redeeming qualities that farmers enjoy. Hemp is an extremely hardy crop, and requires less water than many other crops, and also rejuvenates the soil by adding back many critical nutrients that other crops do not. This can have a stabilizing effect, as sustainable plants often assist in developing sustainable businesses. The legal distinction from marijuana in the US is that hemp contains less than 0.3% of the cannabinoid chemical THC, which is creaturized as the most intoxicating, psychoactive component in the cannabis plant family.

Due to hemp’s nutritional and medicinal qualities, the Company has decided to focus its effort on building a near vertically integrated business model. That is, it will seek to strategically partner with farmers. A main driver of the Company’s business model is to exploit in the most positive way its proprietary processing technology and knowhow. Today the Company purchases hemp biomass on the open market, and then reduces it into a variety of unique cannabinoids, including CBD, CBG, CBN etc.

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Hemp is fast becoming a highly sought-after ingredient in food and drink, cosmetics and skincare, and healthcare and general nutrition centric products. Furthermore, as the 2018 Farm Bill will boost hemp genetics research, the Company expects that many plant geneticists with an interest in hemp will begin to focus their efforts due to the new and greatly improved legal framework in the U.S., and at least for the short-term it is very likely the large agriculture companies will take a wait and see attitude, at least until the majority, if not all of the states publish their regulations, and large consumer markets, and packaged goods companies’ appetites begin to fit their large size. However, for growth companies, the Company believes there is ample opportunity as an early-mover to create CBD derived from hemp branded product lines in multiple categories.

On December 20, 2018 President Trump signed into law the 2018 Farm Bill (included in the Agricultural Improvement Act of 2018). Hemp is defined in the legislation as the cannabis plant with one key difference: hemp cannot contain more than 0.3 percent of delta-9-tetrahydrocannabinol (“THC”), the compound in the plant most commonly associated with getting a person high. In other words, hemp cannot get you high. For decades, federal law did not differentiate hemp from other cannabis plants, all of which were effectively made illegal in 1937 under the Marijuana Tax Act and formally made illegal in 1970 under the Controlled Substances Act (“CSA”) which banned cannabis of any kind.

Pursuant to the 2018 Farm Bill, hemp products and their derivatives were removed as a prohibited substance under the CSA, subject to certain conditions, such as the percent amount of THC in the product, as well as an USDA-approved state regulatory program. On October 31, 2019 the USDA issued an interim final rule regarding the Establishment of a Domestic Hemp Production Program which authorized hemp to be grown and processed legally in the United States and made it legal to transport in interstate commerce. Although this interim final rule became effective on the date of publication, there is a possibility it will be modified from its current application.

Specifically, the Farm Bill defined hemp as cannabis and cannabis derivatives (e.g., CBD) with extremely low (no more than 0.3 percent on a dry weight basis) concentrations of the psychoactive compound THC, and removed those “hemp” products from the CSA. Subsequent to the enactment of the 2018 Farm Bill, many companies entered the market, and prominent national retailers began carrying CBD products in different formats, such as edibles, topicals, vapor products, tinctures, and pet foods.

The Farm Bill did not eliminate federal oversight of CBD products and in fact explicitly recognized certain federal agencies’ continued jurisdiction. In certain circumstances, hemp products remain subject to other regulatory bodies, such as the United States Food and Drug Administration (“FDA”), the United States Federal Trade Commission (“FTC”), state and local regulation, et al. For example, certain marketers of CBD products have received warning letters from FDA regarding particular health claims made in the promotion of those marketers’ products. Similarly, some states have banned or proposed to ban smokable hemp “cigarettes.”

FDA, moreover, has approved as a drug EPIDIOLEX for treatment of various seizures. EPIDIOLEX’s active ingredient is a particular CBD isolate. That approval, while showing that the safe and effective therapeutic benefits of CBD can be proven, may also prevent the over-the-counter sale of CBD products for the same purpose in the same formulation.

FDA, on April 2, 2019, announced that it was beginning to study if and how to regulate CBD products. It is unclear what, if anything, FDA will recommend, including whether to recommend a new regulatory group, or whether to regulate under its existing Centers, such as dietary supplements. Under dietary supplement regulation, manufacturers are required to register with FDA and comply with certain defined Good Manufacturing Practices, and refrain from medical claims.

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FDA has stated that is does not believe that CBD products would properly be regulated as a dietary supplement without further action; however, in its April 2 announcement FDA included a statement that products containing CBD might be regulated as dietary supplements. (Statement from FDA Commissioner Scott Gottlieb, M.D., on new steps to advance agency’s continued evaluation of potential regulatory pathways for cannabis-containing and cannabis-derived products | FDA. https://www.fda.gov/news-events/press-announcements/statement-fda-commissioner-scott-gottlieb-md-new-steps-advance-agencys-continued-evaluation.)

The Farm Bill explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law.

While the Farm Bill legalizes hemp, it does not create a system in which people can grow it as freely as they can grow carrots or parsley and this is still a highly regulated crop in the United States for both personal and industrial production.

Many experts predicted that the newly elected Biden/Harris administration would remove hemp and marijuana from the list of schedule 1 drugs shortly after taking office. While Biden supports marijuana decriminalization, efforts to legalize cannabis consumption are likely to continue at the state level for now even though both the House and the Senate are actively working on a Bill aimed at legalization. In 2021, employers will need to review their policies and ensure that they comply with evolving laws, particularly those covering medical marijuana patients Once the regulatory uncertainty clears, the Company expects that major CPG brands waiting on the sidelines will begin to jump and mainstream retailers such as grocery stores, big box outlets, and warehouse clubs will carry a full slate of CBD products.

The pandemic has been a significant extinction event for hundreds of small brands in the US CBD market and we believe that Real Brands is well-positioned survivor and ready to benefit from an expanding market.

In summary, the regulatory landscape remains in flux and uncertain, but management believes that responsibly manufactured and marketed products are viable under current regulations and will continue to be as the regulatory structure evolves.

Our Growth Strategy

The Merger of CASH with Real Brands was intended to allow Real Brands access to the capital markets, and driving shareholder value by leveraging the technology and know-how brought by CASH.

We have begun to implement the growth strategies described herein and expect to continue to do so over the next several years. Although the net proceeds of the small financings we have made to date will be available to assist us to implement our growth strategies, we cannot estimate the ultimate amount of capital needed to achieve our expected growth. We may need additional capital to implement these strategies, particularly in the event we pursue acquisitions of complementary businesses or technologies.

We intend to grow our business by:

•	Launching multiple web-based platforms to educate and sell direct to consumers the Company’s owned brands that focus on CBD derived from hemp products.
•	Continuing to develop and expand our own proprietary branded retail line of products.
•	Launch a web-based hemp trading platform allowing us to develop broader, deeper and easier access to hemp biomass, and to build a large-scale wholesale ingredient market for our CBD distillate and isolate.

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•	Investing in other entities with hemp-based products we can supply our CBD distillate and isolate ingredients to that are deemed strategic, and/or add economies of scale.
•	Capitalizing on our relationship with Turning Point Brands, Inc. which is an approximate 20% shareholder.
•	Pursue acquisitions within our current core product offerings to extend our geographic reach and expand our product offerings.
•	Licensing our products to create additional revenue streams.
•	Joint venture, develop and market celebrity brand lines.

All other corporate initiatives are expected to be central to appropriate vertical integration and insulating and building the Company’s focused business lines.

Market Strategy

•	Building multiple high-throughput, proprietary, ethanol-based, hemp CBD Isolate and distillate extraction processing systems.
•	Become low-cost producer of CBD Isolate and distillate as a result of proprietary technology.
•	Build additional CBD extraction operations similar to Rhode Island plant through joint-ventures in strategically designated locations. It is anticipated that joint venture partners would be required to have minimally strategic business, operations and/or access to large quantities of hemp biomass.
•	The Company is building e-commerce retail sites for its CBD hemp-based consumer brands. Branded products will run the spectrum including a host of ingestible, smokable, and topical products.
•	On a case by case basis, the Company expects to acquire and/or develop brands that adapt well to CBD, and which are conducive to CBD infusion i.e. chocolates, cosmetics, edibles, drinks, sprays, tinctures, sub-lingual strips, cooking condiments, powders, Vapes, etc.

Strategic Partner – Distribution of Brands

Turning Point Brands (TPB) is a publicly traded company focused on both the production and distribution of traditional smokeless tobacco and Other Tobacco Products. Their brands included Zig Zag®, Stoker’s® chewing tobacco, Vapor Shark®, among others. After seeing the potential within the growing CBD industry, TPB identified the Company as a leading CBD extractor and a strategic partnership was formed in the fall of 2018. The partnership resulted in a $2 million capital infusion in December 2018 followed by an additional $250,000 in November 2020 into the Company.

Company Brands – CBD Products

The Company has developed and released several brands American Standard Hemp, Ziggys Hemp Products, WA Brands, Phaze, Canni Clear Products.and Zen Pets Treats – which all speak to unique groups of consumers. The line of products sold under each brand capture both the current demands within the marketplace, as well as products geared towards where the company believes the industry is headed.

The company’s current product lines include:

•                     300mg / 30ml Tinctures

•                     150mg / 30ml Pet Tinctures

•                     250mg / 0.5ml Disposable Vape Pens

•                     300mg / 60ml Pain Gels

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•                     150mg / 10ml Mint Breath Sprays

•                     500mg / 1oz Lavender Moisturizers,

•                     500mg / 1oz Clay Face Masks

•                     500mg / 1oz Foot Creams

•                     500mg / 2oz Moisture Recovery Creams

•                     500mg / 1oz Hydra Renewing Night Cream

•                     500mg / 1oz Anti-aging Concentrate Serum

Product Innovations by Segment

As awareness surrounding CBD picks up steam and hemp approaches full legalization in the US, innovation in the space is expanding at a rapid pace. The industry is moving beyond traditional tinctures and topicals into new realms, like food, drinks and beauty products. Niche consumer groups like high-performance athletes, pet owners, and women's health consumers are demanding more options to incorporate CBD into their routines and more products catered to their unique needs, and the market is responding with inventive and original products.

Beauty

CBD-based products are poised to aggressively grow in the beauty world. Brightfield projections show the beauty and skincare market will be worth $1.6 billion by 2022.

Personal Care

Consumers have long been turning to CBD products to improve health and wellness and decrease pain, but the industry is still exploring the best methods of delivering CBD. The most innovative products in the health and wellness market segment are coming from companies who are catering to specific consumer demands.

Topicals

Topicals are a product segment that CBD consumers will be familiar with, but they are also uniquely appealing to the mainstream consumer. People with chronic pains, joint inflammation, skin irritations, headaches, or muscle aches are generally familiar with topical application of non-CBD pain relief products. In fact, much of the innovation we are seeing in the topicals market is mimicry of the non-CBD topical pain relief products; items like roll-on relief, menthol salves, and medicated patches.

Because of this familiarity and approachability, the topicals market is poised to take off, with Brightfield projecting the segment will earn revenues on par with tinctures by 2022 - an estimated $5.3 billion.

Sports & Fitness

Studies have shown how the topical use of CBD interacts with the endocannabinoid system to moderate cytokine release, a key component of the inflammatory process and block anandamide breakdown, a pain response of the central nervous system. This is great news for high performance athletes, who struggle constantly with chronic pain, inflammation from muscle strain or swollen joints, and are more prone to acute injury than the general population. CBD will transform athletic wellness, not only as an alternative to Icy-Hot and aspirin, but also as an alternative to heavy opioids in post-surgery healing.

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Athletes are always looking for an edge, and as CBD becomes more and more well-known for its ability to speed recovery of all sorts, the Company believes that the sports & fitness industry is going to be a big growth market for CBD products.

Edibles & Drinks

Edibles are a long-time favorite in the cannabis Industry, but companies are still innovating and finding ways to make their products stand out in this saturated market. Because of their popularity and their approachability for consumers new to the CBD market, edible products are expected to maintain one of the highest compound annual growth rates of any CBD product segment. Brightfield expects edibles to sell over $2.5 billion in products in the year 2022, thanks in large part to the growth of CBD drinks. Beverages infused with CBD are a hot item right now, with more and more brands embracing nanotechnology to tie CBD to water molecules and increase its bioavailability exponentially, meaning less CBD is required to achieve pain and stress relief. Drinks on the market right now are selling at prices less like bottled water and more like craft beer, but the Company believes that this niche segment will gain appeal for the average CBD consumer, as competition in the market increases and prices drop, spurred in large part by the expected capital influx from major soda and bottled water lines like Coca-Cola.

Food Service

Entrepreneurs and innovators in the food service industry are taking notice of CBD's benefits, and many have begun creating their own infused foods and drink products to appeal to consumers. Some are targeting regular CBD-users by opening cafes and stores that focus primarily on CBD products, like Gron Cafe. Others, like health-food focused restaurants, are offering CBD-infused products in addition to their normal menu fares, for consumers who would like a dose of CBD in their daily smoothie or coffee.

Perhaps nobody in the industry has taken more notice of CBD's trendiness than bars and microbreweries, who are using hemp hops and oils to add flavor to beers and cocktails. From the casual coffee consumer to the late-night bar-hopper, CBD is making waves amongst food service establishments.

Pet CBD

CBD dosing for pet pain and anxiety has exploded onto the scene in an unprecedented way. Big pet CBD companies like Pet Releaf and Canna-Pet are taking a bite out of that huge number by offering pet owners an alternative to powerful opioids and veterinarian-prescribed pharmaceuticals. In turn, these brands are gaining loyal followings of consumers eager to reduce the joint pains and anxiety of their four-legged friends. The market is centered on pet edibles (treats) and tinctures, although we expect to see more innovation in delivery methods as competitors enter the space.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those in the section entitled “Risk Factors” and elsewhere in this Form 10. These risks include, but are not limited to, the following:

•	our ability to successfully execute our growth and acquisition strategy and effectively manage our growth;

•	fluctuations in production schedules and purchase orders may cause our revenues and cash flows to vary from quarter to quarter;

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•	changes in the competitive environment in our industry and the markets we serve, and our ability to compete effectively;

•	our dependence on developing and then maintaining a strong brand image;

•	our cash needs and the adequacy of our cash flows and earnings;

•	our dependence upon our executive officers, founders, and key employees;

•	our ability to attract and retain qualified personnel;

•	the effects of operating in a newly legalized industry which is heavily regulated;

•	our ability to protect our trademarks or other intellectual property rights;

•	insiders, including our executive officers, employees, and directors and their affiliates, will together hold approximately 41% of the voting power of our outstanding capital stock, and therefore will continue to have substantial control over our company which could limit the ability of investors to influence the outcome of key decisions, including a change of control; and

•	increased costs as a result of being a public company.

Corporate Information

Real Brands is the result of a 2020 merger with Canadian American Standard Hemp Inc. (CASH) that brought together industrial scale hemp CBD oil/isolate extraction and processing, wholesaling of CBD oils and isolate, and production and sales of numerous hemp-derived CBD consumer brands of smokable, edible and topical products. Halo 5 is a proprietary chromatography extraction technology utilizing a Simulated Moving Bed (SMB) that provides the advantage of producing large quantities of highly purified material and precise pharmaceutical grade molecular separation at dramatically reduced costs. The Company maintains and operates the website www.realbrandsusa.com, and its consumer product lines are available on www.wabrands.com, www.cashinc.com, www.zenpetstreats.com and www.americanstandardhemp.com.

Our principal executive offices are located at 11 Royal Road, Brookline, Massachusetts 02445, and our telephone number is (617) 725-8900. Our operating subsidiary is based in New Providence, RI. Our website address is www.realbrands.com. The information on or that can be accessed through any of our websites is not incorporated by reference into this Form 10, and you should not consider any such information as part of this Form 10 or in deciding whether to purchase our common stock.

All of CASH’s hemp processing capabilities and brands, including American Standard Hemp, Ziggys Hemp Products, WA Brands, Phaze, Canni Clear Products, and Zen Pets Treats, and proprietary product formulations created by world renowned chemist Dr. Adel Rammal, PhD. were retained following the merger. Dr. Rammal previously served as CASH’s Chief Scientific Officer and will be staying on at Real Brands in that capacity. Following the merger, CASH continues to own and operate its web sites: cashinc.com; wabrands.com; ZenPetsTreats.com and americanstandardhemp.com.

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Item 1A. Risk Factors.

Our business is subject to numerous risks, including but not limited to those set forth below. Our operations and performance could also be subject to risks that do not exist as of the date of this report but emerge thereafter as well as risks that we do not currently deem material.

General Risks

Our business and future operations may be adversely affected by epidemics and pandemics, such as the recent COVID-19 outbreak.

We may face risks related to health epidemics and pandemics or other outbreaks of communicable diseases, which could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of the country as a whole. For example, the recent outbreak of COVID-19, has been declared by the World Health Organization to be a “pandemic,” has spread across the globe, including the United States of America. A health epidemic or pandemic or other outbreak of communicable diseases, such as the current COVID-19 pandemic, poses the risk that we, or potential business partners may be disrupted or prevented from conducting business activities for certain periods of time, the durations of which are uncertain, and may otherwise experience significant impairments of business activities, including due to, among other things, operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our customers or other business partners. While it is not possible at this time to estimate the impact that COVID-19 could have on our business, our customers, our potential customers, suppliers or other current or potential business partners, the continued concerns with respect COVID-19, the measures taken by the local and federal government, actions taken to protect employees, and the impact of the pandemic on various business activities could adversely affect our results of operations and financial condition.

The accompanying financial statements have been prepared assuming the company will continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of its assets and the liquidation of its liabilities in the normal course of business. However, the Company has generated only minimal revenues, has accumulated a loss since formation and currently lacks the capital to effectively pursue its business plan. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Risks Related to Our Business and Industry

We may not be able to economically comply with any new government regulation that may be adopted with respect to the hemp industry.

New legislation or regulation, or the application of existing laws and regulations to the hemp medical and consumer industries could add additional costs and risks to doing business. We are subject to regulations applicable to businesses generally and laws or regulations directly applicable to communications over the Internet and access to e-commerce. Although there are currently few laws and regulations regulating hemp products, it is reasonable to assume that as hemp use becomes more mainstream that the FDA and/or other federal, state and local governmental agencies will impose regulations covering the cultivation, purity, privacy, quality control, security and many other aspects of the industry, all of which will likely raise the cost of compliance thereby reducing profits or even making it more difficult to continue operations, either of which scenarios, if they occur, could have a negative impact on our business and operations.

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If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Possible losses associated with non-compliance with other numerous laws and regulations applicable to our industry.

The production, labeling and distribution of the products that we distribute are regulated by various federal, state and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of our product claims or the ability to sell its products in the future. The FDA regulates our products to ensure that the products are not adulterated or misbranded.

We are subject to regulation by the Department of Agriculture (“DoA”) and other agencies as a result of the manufacture and sale of our CBD products. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that we may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, any of which could adversely affect our business and financial results.

Failure to comply with FDA and DoA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Our advertising is subject to regulation by the FTC under the Federal Trade Commission Act as well as subject to regulation by the FDA under the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). In recent years, the FTC has initiated numerous investigations of dietary and nutritional supplement products and companies based on allegedly deceptive or misleading claims. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes, and could result in increased enforcement efforts, which would materially impact our business. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products we sell.

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Private litigations may also seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by us. Any actions against us by governmental authorities or private litigants could have a material adverse effect on our business, financial condition and results of operations.

Changing weather patterns can adversely impact our agricultural operations causing losses.

Our business can be affected by unusual weather patterns. The production of some of our products relies on the availability and use of live plant material. Growing seasons, yields and harvesting operations can be impacted by weather patterns. In addition, severe weather, including drought and hail, can destroy a crop, which could result in us having no or limited hemp to process. If we are unable to harvest hemp through our proprietary operations or contract farming arrangements, our ability to meet customer demand, generate sales, and maintain operations will be impacted. Given the proprietary nature of our crops, it may not be practicable for us to source adequate, or any, replacement hemp to produce our downstream products.

Our business is dependent on the outdoor growth and production of Industrial Hemp, an agricultural product. As such, the risks inherent in engaging in agricultural businesses apply. Potential risks include low yields, the risk that crops may become diseased or victim to insects or other pests and contamination, or subject to extreme weather conditions such as excess rainfall, freezing temperature, or drought, all of which could result in low crop yields, decreased availability of Industrial Hemp, and higher acquisition prices. Our ability to obtain adequate (or any) insurance relating to the foregoing risks may be limited. There can be no guarantee that an agricultural event will not adversely affect our business and operating results.

Other agricultural production risks which could adversely impact our business.

Agricultural production by its nature contains elements of risks and uncertainties which may adversely affect our business and operations, including but not limited to the following: (i) any future climate change with a potential shift in weather patterns leading to droughts and associated crop losses; (ii) potential insect, fungal and weed infestations resulting in crop failure and reduced yields; (iii) wild and domestic animal conflicts; and (iv) crop-raiding, sabotage or vandalism. Adverse weather conditions represent a significant operating risk to us, affecting quality and quantity of production and the levels of farm inputs. We may also encounter difficulties with the importation of agro-inputs and securing a supply of spares and maintenance items. In the event of a delay in the delivery from suppliers of agro-inputs and machinery, we may be unable to achieve our production targets.

Hemp plant specific agricultural risks which could adversely impact our business.

Hemp plants can be vulnerable to various pathogens including bacteria, fungi, viruses and other miscellaneous pathogens. Such instances often lead to reduced crop quality, stunted growth and/or death of the plant. Moreover, hemp is phytoremediative meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted. Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. If our hemp is found to have levels of pathogens, toxins, chemicals or other undesirable compounds that exceed established limits, we may have to destroy the applicable portions of its hemp crop. Should our crops be lost due to pathogens, toxins, chemicals or other undesirable compounds, it may have a material adverse effect on our business and financial condition.

Failure to manage our growth effectively could cause our business to suffer.

We intend to grow organically and through selected acquisitions. To manage our growth effectively, we must manage our employees, operations, finances, and investments efficiently.

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We also must effectively integrate any companies or businesses we acquire. We may encounter risks and challenges frequently experienced by growing companies such as our ability to: strengthen our reputation for superior content creation; distinguish ourselves from our competitors; develop and offer content that meet our clients’ needs as they change; and attract and maintain talent. Failure to manage our growth effectively could have a material adverse effect on our business, results of operations or financial condition.

The market in which we participate is competitive, and we may not be able to compete successfully with our current or future competitors.

We operate in the competitive, highly fragmented advertising and creative content production markets. We compete with many firms with no single company maintaining a significant share of the market. Some of our competitors have greater resources than those available to us and such resources may enable them to aggressively compete with us. We must compete with these firms to maintain existing client relationships and to obtain new clients and assignments. If existing or new companies acquire one of our existing competitors or form an exclusive relationship with one or several advertising agencies or brands, our ability to compete effectively could be significantly compromised and our results of operations could be harmed. Any of the factors described above could make it more difficult for us to acquire new projects and could result in increased pricing pressure, increased sales and marketing expenses or the loss of market share, and could have a material adverse effect on our business, results of operations or financial condition.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.

Our quarterly results of operations have in the past, and may in the future, fluctuate as a result of a variety of factors, many of which are outside of our control, including limited visibility of the timing and certainty of future projects. In future periods, our revenue or profitability could decline or grow more slowly than we expect. If our quarterly revenues or results of operations do not meet or exceed the expectations of securities analysts or investors, the price of our common stock could decline substantially. In addition to the other risk factors set forth in this “Risk Factors” section, factors that may cause fluctuations in our quarterly revenues or results of operations include:

•	our ability to increase sales to existing clients and attract new clients;

•	our failure to accurately estimate or control costs;

•	the potential loss of significant clients;

•	maintaining appropriate staffing levels and capabilities relative to projected growth;

•	Promulgation of federal and state regulations from time to time increasing our compliance burden; and

•	general economic, industry and market conditions and those conditions specific to agricultural companies such as weather and infestations.

We believe that our quarterly revenues and results of operations on a year-over-year and sequential quarter-over-quarter basis may vary significantly in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of prior quarters as an indication of future performance.

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We are a holding company and depend upon our subsidiaries for our cash flows.

We are a holding company. All of our operations are conducted, and almost all of our assets are owned, by our subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

Our acquisition strategy involves significant risks.

One of our business strategies is to pursue acquisitions. However, acquisitions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, the potential unavailability of financial resources necessary to consummate acquisitions, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms; and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, as further described below, any future acquisitions may entail significant transaction costs, tax consequences and risks associated with entry into new markets and lines of business, any of which could have a material adverse effect on our business, results of operations or financial condition.

Future acquisitions or strategic investments could disrupt our business and harm our business, results of operations or financial condition.

We may in the future explore potential acquisitions of companies or strategic investments to strengthen our business. However, we have limited experience in acquiring and integrating businesses. Even if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business.

Acquisitions involve numerous risks, any of which could harm our business, including:

•	anticipated benefits may not materialize as rapidly as we expect, or at all;

•	diversion of management time and focus from operating our business to address acquisition integration challenges;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties.

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Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could have a material adverse effect on business, results of operations or financial condition.

Our operations may become unprofitable and we may require working capital financing.

Our ability to achieve net income and cash flow is subject to, among other things, the number of our customers and our sales of our products, the magnitude of our margins and the overall profitability of our projects. If we are not able to operate our business at a profit or to retain cash, we may be required to obtain external working capital financing. In the event that we were unable to obtain a line of credit, we could be required to seek external working capital financing from other sources, which may not be available on satisfactory terms, or at all. If we are unable to access a sufficient amount of working capital at the times we need to, this could have a material adverse effect on our business, results of operations or financial condition.

If we are unable to protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position.

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also intend to enter into confidentiality or license agreements with our employees, consultants and customers, and control access to and distribution of our products, and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products.

Our future success depends on the continuing efforts of our key employees and our ability to attract, hire, retain and motivate highly skilled and creative employees in the future.

Our future success depends on the continuing efforts of our executive officers and other key employees. We rely on the leadership, knowledge and experience that our executive officers and key employees provide. They foster our corporate culture, which we believe has been instrumental to our ability to attract and retain new talent. Any failure to attract new or retain key creative talent could have a material adverse effect on our business, financial condition and results of operations.

The market for talent in our key areas of operations is intensely competitive, which could increase our costs to attract and retain talented employees. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them.

Employee turnover, including changes in our management team, could disrupt our business. The loss of one or more of our executive officers or other key employees, or our inability to attract and retain highly skilled and creative employees, could have a material adverse effect on our business, results of operations or financial condition.

Management team will have to focus on issues involving managing a public company.

Upon the effectiveness of this registration, we will become subject to significant reporting and other obligations as a public company.

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These new obligations will require significant attention from our management and could divert their attention away from the day-to-day management of our business. In the event that our management team does not successfully or efficiently manage our transition to being a public company, this could have a material adverse effect on our business, results of operations or financial condition.

We are subject to legal or reputational risks that could restrict our activities or negatively impact us.

Our business is subject to specific rules, prohibitions, restrictions, labeling disclosures and warning requirements applicable to sales and advertising for certain products. The FDA, advertisers and consumer groups may challenge advertising based on false or exaggerated claims through legislation, regulation, judicial actions or otherwise. Existing and proposed laws and regulations concerning user privacy, use of personal information and on-line tracking technologies also could affect the efficacy and profitability of internet-based and digital marketing. We could suffer reputational risk as a result of legal action or from sales of certain products that may be challenged by consumer groups or considered controversial, which may have a material adverse effect on our business, results of operations or financial condition.

Others may assert intellectual property infringement claims against us.

We are subject to the possibility of claims that brands’ products, services or techniques misappropriate or infringe the intellectual property rights of third parties. Infringement or misappropriation claims (or claims for indemnification resulting from such claims) may be asserted or prosecuted against us. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, results of operations or financial condition.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is commonplace in our industry, we employ individuals who were previously employed at other companies with whom we compete. Although no claims against us are currently pending, we may be subject in the future to claims that our employees or prospective employees are subject to a continuing obligation to their former employers (such as non-competition or non-solicitation obligations) or claims that our employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We rely heavily on information technology systems and could face cybersecurity risks.

We rely heavily on information technologies and infrastructure to manage and conduct our business. This includes the production and digital storage of content and client information and the development of new business opportunities and creative content. The incidence of malicious technology-related events, such as cyberattacks, ransomware, computer hacking, computer viruses, worms or other destructive or disruptive software and other malicious activities could have a negative impact on our business and productivity. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. We have taken preventative steps and seek to follow industry best practices, including the use of firewalls, deployment of antivirus software and regular patch maintenance updates; however no system is completely immune from these types of attacks. If we become subject to cyber breach, this could have a material adverse effect on our business, results of operations or financial condition.

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Power outages, equipment failure, natural disasters (including extreme weather) or terrorist activities can impact an entire system. In the event of such a disruption, our ability to operate nonetheless may be adversely affected. Human error may also affect our systems and result in disruption of our services or loss or improper disclosure of client and personal data, business information, including intellectual property, or other confidential information. We also utilize third parties to store, transfer or process data, and system failures or network disruptions or breaches in the systems of such third parties could adversely affect our reputation or business. Any such breaches or breakdowns could expose us to legal liability, be expensive to remedy, result in a loss of our or our clients’ or vendors’ proprietary information and damage our reputation. In addition, such a breach may require notification to governmental agencies, the media or other individuals pursuant to various federal and state privacy and security laws, if applicable. Efforts to develop, implement and maintain security measures are costly, may not be successful in preventing these events from occurring and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. We take precautions to limit access to sensitive information to only those individuals requiring it. Any significant distribution in our equipment or loss or improper disclosure of data could have a material adverse effect on our business, results of operations or financial condition.

Our networks and systems may require significant expansion to accommodate new processing and storage requirements.

We may experience limitations relating to the capacity of our networks, systems and processes. In the future, we may need to expand our network and systems at a more rapid pace than we have in the past if our networks and systems cannot accommodate new processing and storage requirements due to potential growth in our business. Our network or systems may not be capable of meeting the demand for increased capacity, or we may incur additional unanticipated expenses to accommodate these capacity demands. In addition, we may lose valuable data, be unable to obtain or provide content on a timely basis or our network may temporarily shut down if we fail to adequately expand or maintain our network capabilities to meet future requirements. Any lapse in our ability to store or transmit data or any disruption in our network processing may damage our reputation and result in the loss of clients, and could have a material adverse effect on our business, results of operations or financial condition.

Our tax liabilities may be greater than anticipated.

The U.S. tax laws applicable to our business activities are subject to interpretation. We are subject to audit by the Internal Revenue Service and by taxing authorities of the state and local jurisdictions in which we operate. Our tax obligations are based in part on our corporate operating structure, including the manner in which we develop, value, and use our intellectual property, the jurisdictions in which we operate, how tax authorities assess revenue-based taxes such as sales and use taxes, the scope of our international operations, if any, and the value we ascribe to our intercompany transactions. Taxing authorities may challenge our tax positions and methodologies for valuing developed technology or intercompany arrangements, as well as our positions regarding the collection of sales and use taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. Any adverse outcomes of such challenges to our tax positions could result in additional taxes for prior periods, interest and penalties, as well as higher future taxes. In addition, our future tax expense could increase as a result of changes in tax laws, regulations or accounting principles, or as a result of earning income in jurisdictions that have higher tax rates. An increase in our tax expense could have a negative effect on our business, results of operations or financial condition. Moreover, the determination of our provision for income taxes and other tax liabilities requires significant estimates and judgment by management, and the tax treatment of certain transactions is uncertain. Although we believe we will make reasonable estimates and judgments, the ultimate outcome of any particular issue may differ from the amounts previously recorded in our financial statements and any such occurrence could materially affect our financial position and results of operations.

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Recent and future U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.

U.S. tax legislation enacted during the previous administration significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, imposing a one-time transition tax (or “repatriation tax”) on all undistributed earnings and profits of certain U.S.-owned foreign corporations, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. Many of these changes were effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the U.S. Treasury and Internal Revenue Service, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. Moreover, it is reasonable to assume that the current administration will enact additional changes to the tax laws, some of which may reverse or change some of these changes. We continue to work with our tax advisors to determine the full impact that the recent tax legislation as a whole will have on us and we will do so as any further changes are made. We urge our investors to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in our common stock.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock can experience high levels of volatility. Following the effectiveness of this registration, the market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

•	announcements of new advertising campaigns, client relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market price and trading volume of hemp/cannabis companies in general;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our results of operations;

•	whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	litigation involving us, our industry, or both;

•	regulatory developments in the industry in general and in the specific regions in which we operate;

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•	general economic conditions and trends, whether from acts of terror or otherwise;

•	major catastrophic events, including specifically weather related as it impacts agricultural products and health related resulting from the consequences of a pandemic ;

•	lock-up releases or sales of large blocks of our common stock;

•	departures of key employees; or

•	an adverse impact on the company from any of the other risks cited herein.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares.

An active and liquid trading market for our common stock may not develop or be sustained following this filing and it may take some time for an active market to develop. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

In addition, if the stock market for hemp/cannabis companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Historically, stockholders have filed securities class action litigation against companies following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, and divert resources and the attention of management from our business, which could have a material adverse effect on our business, results of operations or financial condition.

Anti-takeover provisions in our charter documents and under Nevada law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws (which can be amended without shareholder approval), currently have, or may be amended in the future to contain, provisions which may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions are and may be to:

•	authorize our board of directors to issue, without further action by the stockholders, up to 1,000,000 shares of undesignated preferred stock and up to 1,378,006,207 shares of authorized common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by the chair of our board of directors or by the secretary upon the direction of our board of directors;

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•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum; and

•	require the approval of the holders of at least a majority of the voting power of all outstanding shares of voting stock in order for our stockholders to amend or repeal our bylaws.

The provisions of Nevada law may have the effect of delaying, deferring or preventing another party from acquiring control of the company. These provisions may discourage and prevent coercive takeover practices and inadequate takeover bids.

Specifically, Nevada law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: 20 to 33-1/3%; 33-1/3 to 50%; or more than 50%. The stockholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act. While at this time, we do not believe that the provisions of the control share acquisition act apply to us, at such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares.

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If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher, (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

These anti-takeover provisions could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We have never paid cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.

Our inability to raise additional capital on acceptable terms in the future may limit our ability to expand our operations.

If our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products as a result of other risks described in this “Risk Factors” section, we may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. We may also consider raising additional capital in the future to expand our business, pursue strategic investments, take advantage of financing opportunities, or other reasons. Additional funding may not be available to us on acceptable terms, or at all. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity and other operating restrictions that could adversely affect our ability to conduct our business and pursue acquisitions. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. If we do not have, or are not able to obtain, sufficient funds, we may have to delay strategic opportunities, investments or projects. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our creative work. Any of these actions could have a material adverse effect on our business, results of operations or financial condition.

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Insiders have substantial control over our company which could limit your ability to influence the outcome of key decisions, including a change of control.

Our common stock has one vote per share. Insiders, including our executive officers, employees, and directors and their affiliates, together hold approximately 41% of the voting power of our outstanding capital stock. As a result, our insiders will control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as their ownership of our common stock is at least 50%. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. These stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. Their interests may differ from yours and they may vote in a manner that is adverse to your interests. This ownership concentration may deter, delay or prevent a change of control of our company, deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may ultimately affect the market price of our common stock.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of whichever market our securities primarily trade, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. Significant resources and management oversight will be required to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could harm our business, results of operations or financial condition. We expect to but have not yet hired additional employees to comply with these requirements and we may need to hire even more employees in the future than we currently anticipate, which will increase our costs and expenses. In addition, after we no longer qualify as a “smaller reporting company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We also expect to obtain director and officer liability insurance as a result of being a public company and these new rules and regulations. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage than that for a private company. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we fail to maintain or implement effective internal control, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on the per share price of our common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting.

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We expect to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the US Securities and Exchange Commission (“SEC”) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We also expect to improve our internal control over financial reporting. We anticipate that we will expend significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to become listed, or remain listed, on an exchange.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer a “smaller reporting company” as defined in SEC rules. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

We are a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to those companies will make our common stock less attractive to investors.

For so long as we remain a “smaller reporting company” as defined in the JOBS Act, we may take advantage of exemptions from various requirements that are applicable to public companies that are “smaller reporting companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors may find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will partially depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline.

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If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We will likely be subject to “penny stock” regulations which may adversely impact the liquidity and price of our common stock.

Following this offering, our common stock will likely be deemed a “penny stock.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information on penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 (excluding the value of their primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse), the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

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Item 2. Financial Information.

Forward Looking Statements

When used in this Form 10 the words or phrases such as "anticipate," "believe," "could," "would," “should,” "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" or similar expressions are intended to identify “forward-looking statements” and readers are cautioned not to place undue reliance on any such forward looking statements, each of which speak only as of the date made.  Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. These factors include, but are not limited to, changes that may occur to general economic and business conditions; changes in current pricing levels that we can charge for our services or which we pay to our suppliers and business partners; changes in political, social and economic conditions in the jurisdictions in which we operate; changes to regulations that pertain to our operations; changes in technology that render our technology relatively inferior, obsolete or more expensive compared to others; foreign currency fluctuations; changes in the business prospects of our business partners and customers; increased competition, including from our business partners; delays in the delivery of broadband capacity to the homes and offices of persons who use our services; general disruptions to Internet service; and the loss of customer faith in the Internet as a means of commerce.

The following discussion should be read in conjunction with the financial statements and related notes which are included in this registration statement under Item 13.

We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

Overview

General

Real Brands, Inc. (“Real Brands” or the “Company”), was incorporated under the laws of the state of Nevada on November 6, 1992. The Company was formed under the name Mercury Software. From 1997 to 2005 the Company changed its name several times. On October 10, 2005, the Company changed its name to Global Beverage Solutions, Inc. and began trading on the OTC Bulletin Board under the symbol GBVS.OB.

On October 22, 2013, the Company changed its name to Real Brands, Inc. The Financial Industry Regulatory Authority ("FINRA") approved Real Brands' corporate actions regarding its name change and its new stock symbol request and approved Real Brands' 150:1 Reverse Stock Split. The new symbol was designated as GBVSD. On November 19, 2013, the ticker symbol changed to RLBD.

On October 22, 2020, the majority of the shareholders of the Company by written consent agreed to a merger with CASH Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company, and Canadian American Standard Hemp Inc., a Delaware corporation (“CASH”), whereby the Company acquired all of the outstanding shares of CASH and merge it with and into CASH Acquisition Corp. Real Brands’ name and trading symbol were maintained, with CASH shareholders acquiring majority control of Real Brands.

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We raised $550,000 in May of 2021 and $385,000 in February and March of 2021. In 2020 we raised $50,000 in June, $75,000 in July, $50,000 in September, $550,000 in October, $50,000 in November and $205,000 in December.  We expect to continue to pursue additional sources of capital though we have no current arrangements with respect to, or sources of, additional financing at this time and there can be no assurance that any such financing will become available. We do not believe we have sufficient funds to operate for at least another 12 months. If we cannot raise additional capital, form an alliance of some nature with another entity, or start to generate sufficient revenues, we may need to scale back operations.

RESULTS OF OPERATIONS

Year ended December 31, 2020 compared to year ended December 31, 2019

Sales Revenue, Cost of Sales and Gross Loss: Revenues from the sale of our products for the year ended December 31, 2020 and 2019 were $24,582 and $646,609, respectively. Revenues in 2020 were generated from the sale of our tinctures that were produced in the prior year. During 2020 we were building out our new facility and not able to produce any new products for sale. Sales revenue in 2019 included sales made to a related party, Turning Point Brands in the amount of $591,850. Cost of sales was $$22,540 in the year ended December 31, 2020 and $902,167 in 2019. The Company expenses all packaging material as a cost of sale at the time of purchase.

General and Administrative Expense: General and administrative expenses for the year ended December 31, 2020, decreased by $669,714, to $259,511 as compared to $929,225 for the year ended December 31, 2019. The decrease is due to production and operations stopping while our new building was updated and built out so that it can be utilized as our production facility.

Payroll and Related: Payroll and related decreased by $263,749 to $349,431 for the year ended December 31, 2020 from $613,180 for the year ended December 31, 2019. The decrease is due to the closure of the processing facility during the build out of the new processing facility.

Professional Fees: Professional fees increased by $348,525 to $349,525 for the year ended December 31, 2020 from $-0- for the year ended December 31, 2019.

Stock compensation to officers, directors and consultants: Stock compensation for the year ended December 31, 2020, increased by $1,289,530 to $1,339,530, compared to $50,000 for the year ended December 31, 2019. The increase is due to completing our board with several new members and several consultants receiving stock as compensation.

Stock Option expense: Stock options expense for the year ended December 31, 2020 was $3,825,479, compared to $-0- for the year ended December 31, 2019.

Interest Expense: Interest expense for the year ended December 31, 2020 was $31,183 an increase of $28,150 from the interest expense of $3,033 in 2019. Interest expense increased during the year because of the debt being outstanding for the whole year in 2020 compared to only a partial year for 2019.

Net Loss: Net loss attributable to common stockholders increased to approximately $6,272,910, or $0.03 per share, in the year ended December 31, 2020, from $2,041,376, or $0.05 per share, in 2019. The increase in the net loss of $4,231,534, or 207% was for reasons outlined above.

There was no income tax benefit recorded for the year ended December 31, 2020 or 2019, due to recurring net operating losses.

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Three months ended June 30, 2021 compared to three months ended June 30, 2020

Sales Revenue, Cost of Sales and Gross Loss: Revenues from the sale of our products for the three months ended June 30, 2021 and 2020 were $1,084 and $15,898, respectively. Revenues in 2021 were generated from the sale of our tinctures. During the three months ended June 30, 2021 and 2020 we were building out our new facility and not able to produce any new products for sale. Costs of sales was $28,881 in the three months ended June 30, 2021 and $4,289 in the three months ended June 30, 2020. The Company expenses all packaging material as a cost of sale at the time of purchase. For the three months ended June 30, 2021, the Company had a gross loss of $27,797 compared to a gross profit of $11,609 for the three months ended June 30, 2020.

General and Administrative Expense: General and administrative expenses for the three months ended June 30, 2021, increased by $1,632, to $44,750 as compared to $43,118 for the three months ended June 30, 2020. The increase is due to a general increase in activity as our production facility has been completely built out and we are nearing the point where production and operations are expected to start up again.

Payroll and Related: Payroll and related increased by $58,444 to $66,698 for the three months ended June 30, 2021 from $8,254 for the three months ended June 30, 2020. The increase is due to an increase in activity as our production facility has been built out and we are nearing the point where production and operations will start up again.

Professional Fees: Professional fees increased to $84,750 for the three months ended June 30, 2021 compared to $23,000 for the three months ended June 30, 2020. The increase is due to costs associated with making the Company compliant in its reporting responsibilities.

Stock option expense: Stock option expense was $1,065,390 for the three months ended June 30, 2021 compared to $-0- for the three months ended June 30, 2020.

Gain on forgiveness of PPP Loan: The Company applied for and received forgiveness on one of the SBA PPP loans in the amount of $36,825 for the three months ended June 30, 2021 compared to $-0- for the three months ended June 30, 2020.

Depreciation expense: Depreciation expense was $36,298 for the three months ended June 30, 2021 compared to a depreciation expense of $30,073 for the three months ended June 30, 2020.

Interest Expense: Interest expense for the three months ended June 30, 2021 was $6,063 compared to interest expense of $5,466 in the three months ended June 30, 2020.

Net Loss: As a result of the foregoing, we realized a net loss of $1,294,921 in the three months ended June 30, 2021 compared to a net loss of $98,302 for the three months ended June 30, 2020.

There was no income tax benefit recorded for the year ended December 31, 2020 or 2019, due to recurring net operating losses.

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Six months ended June 30, 2021 compared to six months ended June 30, 2020

Sales Revenue, Cost of Sales and Gross Loss: Revenues from the sale of our products for the six months ended June 30, 2021 and 2020 were $1,545 and $23,514, respectively. Revenues in 2021 were generated from the sale of our tinctures. During the six months ended June 30, 2021 and 2020 we were building out our new facility and not able to produce any new products for sale. Costs of sales was $55,191 in the six months ended June 30, 2021 and $18,313 in the six months ended June 30, 2020. The Company expenses all packaging material as a cost of sale at the time of purchase. For the six months ended June 30, 2021, the Company had a gross loss of $53,646 compared to a gross profit of $5,201 for the six months ended June 30, 2020.

General and Administrative Expense: General and administrative expenses for the six months ended June 30, 2021, increased by $27,001, to $168,818 as compared to $141,817 for the six months ended June 30, 2020. The increase is due to a general increase in activity as our production facility has been completely built out and we are nearing the point where production and operations are expected to start up again.

Payroll and Related: Payroll and related increased by $1,667 to $126,184 for the six months ended June 30, 2021 from $124,517 for the six months ended June 30, 2020.

Professional Fees: Professional fees increased to $175,015 from $23,000 for the six months ended June 30, 2021. The increase is due to costs associated with making the Company compliant in its reporting responsibilities.

Stock option expense: Stock option expense was $1,065,390 for the six months ended June 30, 2021 compared to $-0- for the six months ended June 30, 2020.

Gain on forgiveness of PPP Loan: The Company applied for and received forgiveness on its two SBA PPP loans in the amount of $143,485 for the six months ended June 30, 2021 compared to $-0- for the six months ended June 30, 2020.

Depreciation expense: Depreciation expense was $72,596 for the six months ended June 30, 2021 compared to a depreciation expense of $60,146 for the six months ended June 30, 2020.

Interest Expense: Interest expense for the six months ended June 30, 2021 was $12,097 an increase of $2,476 from the interest expense of $9,621 in the six months ended June 30, 2020.

Net Loss: As a result of the foregoing, we realized a net loss of $1,530,261 in the six months ended June 30, 2021 compared to a net loss of $353,900 for the six months ended June 30, 2020.

Liquidity and Capital Resources

Since our inception, we have raised capital through the public and private sale of debt and equity and funding from collaborative arrangements. At December 31, 2020, we had cash of $247,892 and a negative working capital of approximately $554,962.

We will be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements. We cannot be certain that our existing and available capital resources will be sufficient to satisfy our funding requirements through 2021. We are evaluating various options to raise additional funds, including new equity and loans.

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Our financial statements have been prepared and presented on a basis assuming we will continue as a going concern. The above factors raise substantial doubt about our ability to continue as a going concern, as more fully discussed in Note 1 to the consolidated financial statements contained herein.

At June 30, 2021, we had cash of $639,667 and a negative working capital of $544,593.

The funds raised in our last financing will be used to develop new products and services, pay salaries to management and pay professional fees to our attorneys and auditors to prepare and file reports with the SEC and other legal expenses arising from our day-to-day operations and acquisitions, if any. We hope to raise additional funds to be used for advertising our existing products and services and to fund the development of additional products and services. No assurances can be given that we will be able to raise any additional funds. As described above, we are currently negotiating with various entities for different types of transactions. While no assurance can be given that any of these deals will be concluded, if successful they would likely generate additional cash flows.

Recent Accounting Pronouncements

 See NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES in the Real Brands, Inc. and subsidiaries financial statements located in Item 13. Financial Statements and Supplementary Data.

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Item 3. Properties.

As a result of the Merger, we acquired property located at 12 Humbert Street, North Providence, Rhode Island, which property had been purchased on February 15, 2020 by the predecessor to CASH Inc. The property consists of approximately10,000 square feet and is used to manufacture our CBD products. The property was renovated as necessary in order to be fully licensed by the State of Rhode Island to produce CBD products and the Company believes that it is adequate for our current needs and our reasonably expected future needs over the next twelve months.

Presently, our executive offices are located in our president's residence at 11 Royal Road, Brookline, Massachusetts 02445, where we occupy approximately 800 square feet.  This space is adequate for our present and our planned future operations. We currently pay no rent to our president for use of this space, although when funds are available we may do so in the future. In addition we have no written agreement or formal arrangement with our president pertaining to the use of this space. Another entity also operates from this office. We have no current plans to occupy other or additional office space until such time as our growth requires more formal office space.

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Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth as of May 31, 2021, certain information with respect to the beneficial ownership of Common Stock by (i) each of our directors and executive officers; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all directors and executive officers as a group. The percentage of shares beneficially owned is based on there having been 2,611,685,243 shares of common stock outstanding as of May 31, 2021.

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF MAY 31, 2021

Name & Address of Beneficial Owner(1)	Amount & Nature of Beneficial Owner	% of Class(2)
Turning Point Brands, Inc.	611,255,410(3)	23.3%
Thomas Kidrin	510,937,611	19.5%
Tom DePetrillo	219,332,824	8.4%
Chris Ryan	165,471,440	6.3%
Leonard Toboroff	70,864,789(4)	2.7%
Peter Christos	100,864,789(5)	3.8%
Jeffrey Engel	82,033,411(6)	3.1%
James Dobbins	46,077,210(7)	1.8%
Fredrick Granoff	107,202,751(6)	4.1%
All directors and executive officers as a group (seven persons)	1,083,452,001(8)	41.4%

(1) Unless stated otherwise, the business address for each person named is c/o Real Brands, Inc., 11 Royal Road, Brookline, MA  02445.

(2) Calculated pursuant to Rule 13d-3(d) (1) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. We believe that each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by them (subject to community property laws where applicable) and except where otherwise noted. Based upon 2,619,993,793 shares outstanding on May 31, 2021.

(3) Address is 5201 Interchange Way, Louisville, KY 40229.

(4) Includes 6,143,628 currently exercisable vested stock options.

(5) Includes 21,143,628 currently exercisable vested stock options.

(6) Includes 46,077,210 currently exercisable vested stock options.

(7) Consists of currently exercisable vested stock options.

(8) Includes 165,518,887 currently exercisable vested stock options.

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Item 5. Directors and Executive Officers.

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers
Thom Kidrin	68	President, Chief Executive Officer and Director
Christopher J. Ryan	60	Chief Financial Officer, Treasurer and Secretary

Non-Employee Directors
Peter N. Christos	63	Director
Leonard Toboroff	88	Director
James W. Dobbins	61	Director
Jeffrey B. Engel	59	Director
Frederick Granoff	63	Director

(1)       Member of the compensation committee.

(2)       Member of the audit committee.

(3)       Member of the nominating and corporate governance committee.

Executive Officers

Thomas Kidrin became our president and chief executive officer and a director on October 26, 2020. Mr. Kidrin has been a director of Worlds Inc., an internet technology company, since October 1997 and has been its president, secretary and treasurer from December 1997 through July 2007 then added the title chief executive officer since August 2007. Mr. Kidrin was also president and a director of Worlds Acquisition Corp. from April 1997 to December 1997. From December 1991 to June 1996, Mr. Kidrin was a founder, director, and President of UC Television Network Corp., a company engaged in the design and manufacture of interactive entertainment/advertising networks in the college market under the brand name College Television Network, the largest private network on college campuses in the United States sold to MTV in 1996 now operating under MTVU. Mr. Kidrin was a director of MariMed Inc. and was its CEO from its inception in 2011 until July 20, 2017. Mr. Kidrin has attended Drake University and the New School of Social Research.

Christopher J. Ryan became our secretary, treasurer and chief financial officer on October 26, 2020. Mr. Ryan has been the Vice President-Finance of Worlds Inc. since May 2000 and its principal accounting and finance officer since August 2000. From August 1991 through April 2000, Mr. Ryan held a variety of financial management positions at Reuters America, an information services company. From 2001 through 2003, Mr. Ryan was the founder and President of CJR Advisory Services, a personal corporation through which he provided financial consulting services to various entities. From 2004 to 2010, Mr. Ryan was the CFO of Peminic, Inc. From 2008 to 2012 Mr. Ryan served as the CFO of Conversive Inc. Mr. Ryan was the CFO of MariMed Inc. from its inception in 2011 until July 20, 2017. Mr. Ryan is an inactive certified public accountant. He is a graduate of Montclair State University in New Jersey and received an M.B.A. degree from Fordham University.

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Directors

Peter N. Christos became a director of the Company on June 18, 2015 and was its chairman from June 18, 2015 until October 26, 2020. Mr. Christos’ professional Wall Street experience spans more than 30 years. In 2005, he founded and remains Executive Chairman of Abacos Ventures, LLC. In 2011 he was a co-founding Managing Member of HCB Ventures, LLC, a land owner and water rights aggregator. As founder from 1997 to 2005, he was Chairman and Chief Executive Officer of Adelphia Holdings, LLC, owner of Adelphia Partners, LLC (managed direct investments), and Adelphia Capital, LLC a former investment banking (NASD/SIPC) member firm located in New York City. From 1993 to 1995, he was an Executive Vice President, Partner and co-head of the NYC office of the investment-banking firm Bannon & Co. From 1988 to 1993 he was a Managing Director of the Corporate Finance Department and the Managing Director of the New Venture Group of D. H. Blair Investment Banking Corp. and its predecessor NYSE member firm. From 1985 to 1988 he was a Managing Director in the Corporate Finance Department of Muller & Company, Inc., a NYSE member firm. He was also a co-founder of AND Interactive Communications Corp., a private software company acquired in 1994 by TCI Technology Ventures, Inc., a wholly-owned subsidiary of TCI, now Comcast Corp; a co-founder of AquaCare Systems, Inc., from start-up to IPO on NASDAQ; a co-founder of TransAmerican Waste Industries, Inc., from start-up to IPO on NASDAQ and then acquired via merger in 1998 by USA Waste Industries, Inc. now Waste Management, Inc.; a co-founder of Sparta Pharmaceuticals, Inc., from start-up to IPO on NASDAQ and then acquired in 1999 by SuperGen, Inc.; and a co-founder of CTN Media Group, Inc., aka College Television Network, from start-up to IPO on NASDAQ and then acquired in 2002 by MTV Networks, a division of Viacom, Inc. Since August 2018, he has been a Director of Worlds Inc., a public company.

Leonard Toboroff became a director on October 26, 2020. Mr. Toboroff was a founder and director of Steel Partners Acquisition Corp. from June 2007 to June 2009. Mr. Toboroff served as Executive Vice President from May 1989 until February 2002 of Allis-Chalmers Energy Inc., a provider of products and services to the oil and gas industry; Director and Vice Chairman of Varsity Brands, Inc. (formally Riddell Sports Inc.), a provider of goods and services to the school spirit industry, from April 1998 until it was sold in September 2003; Executive Director of Corinthian Capital Group, LLC, a private equity fund, from October 2005 to June 2008; Director of ENGEX Corp, a closed-end mutual fund, Director of NOVT Corporation, a developer of advanced medical treatments for coronary and vascular disease since April 2006; Director of Asset Alliance Corp., an alternative investment company since April 2011; and Chairman or Vice Chairman of American Bakeries Co., Ameriscribe Corporation and Saratoga Spring Water Co. Mr. Toboroff is a graduate of Syracuse University and the University of Michigan Law School and is a member of the U.S. Supreme Court Historical Society.

James W. Dobbins became a director on October 26, 2020. Mr. Dobbins has over thirty years’ experience working with regulated products, such as cigarettes, other tobacco products, vapor, and CBD’s. He retired in November 2020 as Senior Vice President, General Counsel, and Secretary of Turning Point Brands, Inc. (“TPB”), after a twenty-one year career there, and currently acts as consultant to TPB. Prior to joining TPB, Mr. Dobbins was in private practice in North Carolina and held various positions in the legal department of Liggett Group, Inc., a major cigarette manufacturer, including, at the time he left that company, Vice President, General Counsel, and Secretary. Mr. Dobbins has also practiced as an outside litigation attorney with Webster & Sheffield, a New York law firm, representing a variety of clients including Liggett Group, Inc. Prior to joining Webster & Sheffield, he served as a law clerk to the Honorable J. Daniel Mahoney, U.S. Circuit Judge for the Second Circuit Court of Appeals. Mr. Dobbins holds a Bachelor of Arts in mathematics and political science from Drew University and a J.D. from Fordham University School of Law.

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Jeffrey B. Engel became a director on October 26, 2020. Mr. Engel is currently a partner in Pangea Blockchain Fund (business development) and a director (capital markets) of Ceros Financial Services (FINRA member Firm). Jeffrey is a longstanding Wall Street professional with 33 years’ experience as both as a distressed debt portfolio manager (Banco Santander and Standard Bank) and, since 2003, as a senior executive in Credit Sales and Trading (RBC, Stifel and GMP). Mr. Engel has significant experience as a principal, and as an adviser, in investing across the capital structure in a wide variety of industries. Mr. Engel began his career in 1988 at Drexel Burnham Lambert as an Associate in their M&A Department in New York. Mr. Engel has a J.D, University of Miami School of Law (’87), and a B.A., Sarah Lawrence College, (’84). He was a Trustee of Sarah Lawrence 2003-06 and has been a board member of the Genetic Disease Foundation at Mt. Sinai Hospital, NY since 2006.

Frederick Granoff became a director on October 26, 2020.  Mr. Granoff is the former owner & CEO of Eastern Display Group, Rick has over 35 years of experience in the Design & Manufacturing of Pop Displays and Store Fixtures, a private company with over 250 employees. Mr. Granoff’s entrepreneurial drive led him to be nominated for Entrepreneur of the Year in R.I. After selling his business, Mr. Granoff entered the Cannabis business where he created a vertically integrated Company selling products and services in the Cannabis Industry. Mr. Granoff has been involved with Smokin Interiors, a millwork fabricating company, which expanded to include Grow lights, Security Programs, Wholesale grow sales and a host of other products. Mr. Granoff leads his Sales and Marketing team in addition to buying and selling retail dispensaries and grow sites.

Board Composition

Our bylaws provide that our board of directors shall consist of between three and seven members, with the exact number of directors to be determined by vote of our board and currently set at six members.

Our board of directors has determined that five of our directors are independent directors. In making this determination, our board applied the standards set forth in Nasdaq listing standards and in Rule 10A-3 under the Exchange Act. In evaluating their independence of, our board considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. Our board also considered all other relevant facts and circumstances known to it in making this independence determination.

Although there is no specific policy regarding diversity in identifying director nominees, both the nominating and corporate governance committee and our board seek the talents and backgrounds that would be most helpful to the Company in selecting director nominees. In particular, the nominating and corporate governance committee, when recommending director candidates to the full board for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of board members that represents a diversity of background and experience.

Board Leadership Structure

Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chairman of the board of directors and chief executive officer.

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Our board of directors currently believes that our existing leadership structure, under which Thom Kidrin serves as chairman of our board of directors and James Dobbins serves as our lead independent director, is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our stockholders.

Board Oversight of Risk

Although management is responsible for the day-to-day management of the risks our company faces, our board of directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. Our board regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of our board of directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our board.

In addition, we expect that our three board committees will assist the board of directors in fulfilling its oversight responsibilities in certain areas of risk. The audit committee will coordinate our board of directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and management will regularly report to the audit committee in these areas. The compensation committee will assist our board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The nominating and corporate governance committee will assist our board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. When any of the committees receives a report related to material risk oversight, the chairman of the relevant committee will report on the discussion to the full board of directors.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics which applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at Realbrands.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this Form 10 does not incorporate by reference the information on or accessible through our website into this Form 10.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

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•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates; and

•	reviews the audit committee charter and the committee’s performance at least annually.

The members of our audit committee are James Dobbins (chairperson), Jeffrey Engel and Leonard Toberoff. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that James Dobbins is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of Mr. Dobbins and Mr. Toberoff are independent under the heightened audit committee independence standards of the SEC and Nasdaq. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee

Our compensation committee’s responsibilities include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting independent compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors; and

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.

Our compensation committee consists of Mr. Toberoff, Mr. Dobbins and Mr. Granoff, with Mr. Toberoff serving as chair. Each of the members of our compensation committee is independent under the applicable rules and regulations of Nasdaq and is a “non-employee director” as defined in Rule 16b-3promulgated under the Exchange Act. The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

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Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The members of our nominating and corporate governance committee are Mr. Dobbins (chairperson), Mr. Christos and Mr. Toberoff. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation and bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Nevada law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Nevada law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, provided that, to the extent required by law, such advancement of expenses prior of the final disposition of the proceeding may be made only upon receipt of an undertaking by the person to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified under our bylaws or otherwise. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Nevada law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

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Family Relationships

None.

Legal Proceedings

During the past ten years no director, executive officer, promoter or control person of the Company has been involved in the following:

(1)

A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal Proceeding (excluding traffic violations and other minor offenses);

(3)

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, Commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or Commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

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(7)

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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Item 6. Executive Compensation.

Executive Officer Employment Agreement

Our CEO, Thom Kidrin, is employed pursuant to an employment agreement dated as of November 26, 2018. The employment agreement runs for three years and provides for an annual salary of $175,000 plus bonuses as determined by the Board of Directors. The employment agreement also provides that if his employment is terminated without “cause” or due to his resignation for “good reason” (each, as defined in the employment agreement) he shall be entitled to receive an amount equal to the full value of any base salary still remaining until the end of the term plus an amount equal to 1.5 times the base salary at the time of termination. Notwithstanding the foregoing, if the employment is terminated by the Company after a Change of Control (as defined in the employment agreement) has occurred, he shall be entitled to receive, upon satisfaction of the certain conditions an amount equal to twice the then base salary. The employment agreements contain customary confidentiality, non-compete and non-solicitation provisions and a “best pay” provision under Section 280G of the Internal Revenue Code, pursuant to which any “parachute payments” that become payable will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Internal Revenue Code.

Compensation of Directors

Directors receive 46,077,210 shares or options upon initial appointment to the Board of Directors plus an annual grant of 6,143,628 shares or options.

Stock Option Plan

We have reserved 600,000,000 shares of our common stock to be issued under our 2021 Equity Incentive Plan. The number of shares that will be reserved for issuance under our 2021 Equity Incentive Plan will increase automatically on January 1 of each of 2022 through 2032 by the number of shares equal to 5% of the total outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2021 Equity Incentive Plan:

•	shares subject to options or stock appreciation rights granted under our 2021 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2021 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2021 Equity Incentive Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares subject to awards granted under our 2021 Plan prior to the date of this Form 10 that cease to be subject to such awards by forfeiture or otherwise after the date of this Form 10;

•	shares issued under our 2021 Plan that are forfeited or repurchased by us at the original issue price after the date of this Form 10; and

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•	shares subject to awards under our 2019 Plan or 2021 Equity Incentive Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2021 Equity Incentive Plan will authorize the award of stock options, restricted stock awards, or RSAs, stock appreciation rights, or SARs, restricted stock units, or RSUs, performance awards and stock bonuses.

Our 2021 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2021 Equity Incentive Plan, grant awards, determine the terms of awards, and make all other determinations necessary or advisable for the administration of the plan.

Our 2021 Equity Incentive Plan will provide for the grant of awards other than incentive stock options to our employees, directors, consultants, independent contractors, and advisors, provided the consultants, independent contractors, directors, and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. Incentive stock options may be granted only to our employees.

A stock option is the right, but not the obligation, to purchase a share of our common stock at a certain price and upon certain conditions. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value on the date of grant (and have a term that does not exceed five years). Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2021 Equity Incentive Plan is 10 years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price (if any) of an RSA will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based on the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. The exercise price of SARs must be at least equal to the fair market value of our common stock on the date of grant. SARs rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock (which may be subject to additional restrictions), cash, or a combination of our common stock and cash. The maximum term of restricted stock units granted under our 2021 Equity Incentive Plan is 10 years.

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Performance awards are awards that may be settled upon achievement of pre-established performance conditions in cash or by issuance of the underlying shares (which may be subject to additional restrictions). These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, in the form of cash, common stock, or a combination thereof, and may be subject to restrictions, which may vest based on time or achievement of performance conditions.

In the event there is a specified type of change in our capital structure without receipt of consideration, such as a stock split, appropriate adjustments will be made to the number and class of shares reserved under our 2021 Equity Incentive Plan, the maximum number and class of shares that can be granted in a calendar year and the number and class of shares and exercise price, if applicable, of all outstanding awards under our 2021 Equity Incentive Plan.

The 2021 Equity Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

Awards granted under our 2021 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2021 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us for any reason other than for cause or due to death or disability, for a period of 18 months in the case of death, for a period of 12 months in the case of disability, or such other period as our compensation committee may provide, subject to the limitations set forth in our 2021 Equity Incentive Plan. Options generally terminate immediately upon termination of employment for cause.

In the event of a corporate transaction (as defined in our 2021 Equity Incentive Plan), any or all outstanding awards may be assumed or replaced by the successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders. The successor corporation may also issue, in place of outstanding shares held by the participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. If the outstanding awards are not assumed, converted, replaced or substituted by the successor corporation, the awards shall have their vesting accelerate as to all shares subject to such award (and any applicable right of repurchase fully lapse) immediately prior to the corporate transaction. Awards need not be treated similarly in a corporate transaction.

Our 2021 Equity Incentive Plan will terminate 10 years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2021 Equity Incentive Plan at any time. If our board of directors amends our 2021 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

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Compensation Committee Interlocks and Insider Participation

None.

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Item 7. Certain Relationships and Related Transactions, and Director Independence.

We are not currently subject to the requirements of any stock exchange or inter-dealer quotation system with respect to having a majority of “independent directors” although we believe that we meet that standard inasmuch as Messrs. Toberoff, Christos, Dobbins, Engel and Granoff are “independent” and only Mr. Kidrin, by virtue of being our president and CEO, is not independent. Although we are not currently subject to such rule, the independence of our directors meets the definition of such term as contained in NASDAQ Rule 5605(a)(2).

The Company has a convertible note payable related party dated October 15, 2019 in the amount of $200,000. The convertible note has a 7% annual interest rate and matures on October 15, 2021. Interest and principal are payable at maturity. The note can be converted at any time and either all or part of the amount due into equity at a price of $0.008139 per share. If converted into common stock, the related party would own 1% of Company based upon current number of shares outstanding. The related party holding the convertible note is Worlds Inc. Messrs. Kidrin, Toboroff and Christos are Directors of Worlds Inc. and Mr. Kidrin is the CEO and Mr. Ryan is the CFO of Worlds Inc.

The Company has incurred $17,267 in interest expense on the note through December 31, 2020.

A loan was provided by the CEO Thom Kidrin at an interest rate of 7%. The loan balance at December 31, 2020 was $133,605 with accrued interest of $7,043.

For the year ended December 31, 2019, the Company had revenue from sales to a related party of $591,850 or 92% of total sales. The related party, Turing Point Brands Inc. is an investor in the Company. The prices paid by the related party were comparable to market prices at the time of sales. The related party is an investor in the Company.

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Item 8. Legal Proceedings.

ATS Indian Trace, LLC v. the Company was a civil action filed by ATS Indian Trace, LLC in the Circuit Court of Broward County, Florida on July 22, 2015. The Company was a defendant in a default final judgment for the payment of past due office rental expenses and legal fees, for the termination of a lease on its prior corporate office location. The judgment consisted of office rental expenses of $71,069. On November 18, 2015, a (default) Final Judgement was entered in favor of ATS Indian Trace, LLC and against the Company in the amount of $71,069. This judgement is currently outstanding and remains due and owing. ATS Indian Trace, LLC has not taken any enforcement action against the Company for several years. The balance plus interest is included in accrued expenses even though the Company does not expect to ever have to pay it.

TBG Holdings entered into an agreement with the Company on or about October 16, 2012 for performance of services in exchange for money and stock. On December 5, 2013 TBG alleged that the Company had breached the contract and made a demand upon the Company for payment of money damages and stock. The Company disputed the claim and refused to comply with the demand. On January 4, 2014, TBG’s counsel renewed the demand and requested mediation. The Company refused mediation and denied any liability. TBG never pursued a claim against the Company. This claim in the amount of $45,625 is listed as a contingent liability on the books of the Company.

We know of no other material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our director, officer or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

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Item 9. Market Price of and Dividends on the Registrant’s Common Equity and related Stockholder Matters.

Our common shares currently trade on the OTC Pink Sheets under the symbol RLBD. On May 31, 2021 we had 2,619,993,793 shares of our common stock outstanding. In addition, we have granted an aggregate of 150,518,887 options exercisable at a price of $0.0267 per share, an aggregate of 39,000,000 options exercisable at a price of $0.011 per share and there are 24,574,512 shares underlying a convertible note. We expect to have our shares quoted for trading on the OTC Bulletin Board. No assurance can be given that our shares will be accepted for such quotation.

The following table sets forth, for the periods indicated, the range of high and low sales prices for our common stock on this exchange. OTC market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Price Range of
	Common Stock
	High	Low

2021
First quarter	$0.205	$0.049
2020
First quarter	$0.028	$0.012
Second quarter	0.03	0.011
Third quarter	0.041	0.016
Fourth quarter	0.045	0.022
2019
First quarter	0.161	0.085
Second quarter	0.097	0.063
Third quarter	0.099	0.042
Fourth quarter	0.065	0.018

Holders

As of March 31, 2021 we had approximately 645 shareholders of record of our common stock. This does not include an additional indeterminate number of persons who hold our common stock in brokerage accounts and otherwise in “street name.”

Dividends

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, the terms of our credit facility contain restrictions on our ability to pay dividends.

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Company Equity Compensation Plans

The following table sets forth information as of June 30, 2021 with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by stockholders	—	—	—

Equity compensation plans not approved by stockholders	214,093,399	$0.02171	385,906,601

Total	214,093,399	$0.02171	385,906,601

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Item 10. Recent Sales of Unregistered Securities.

The Company raised $935,000 in in the six months ended June 30, 2021 by selling 93,379,350 shares of common stock at an average price of $0.01 per share.

All of such issuances were exempt pursuant to Rule 506 inasmuch as the shares were only sold to “accredited investors” in private placements without advertising or the payment of any commissions. Accordingly, the stock certificates representing these shares carry legends indicating that the shares have not been registered and may not be traded until registered or otherwise exempt.

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Item 11. Description of Registrant’s Securities to Be Registered.

Common Stock

Our authorized capital stock consists of 3,998,000,000 shares of common stock, par value $ 0.001 per share, and 2,000,000 shares of blank check preferred stock, par value $0.001 per share.

The holders of our common stock:

•	Have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors;

•	Are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•	Do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

•	Are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

The shares of common stock are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or pari passu, each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered stockholders are entitled to receive a notice of any general annual meeting to be convened by our Board of Directors.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every stockholder who is present in person and entitled to vote has one vote, and on a poll every stockholder has one vote for each share of common stock of which he is the registered owner and may exercise such vote either in person or by proxy. To the knowledge of our management, at the date hereof, Thom Kidrin, our CEO, and Turning Point Brands, Inc. are the only stockholders to exercise control, directly or indirectly, over more than 10% of our outstanding common shares. See “Security Ownership of Certain Beneficial Owners and Management.”

We refer you to our Articles of Incorporation and Bylaws, copies of which were filed herewith or incorporated hereinto, and to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Options, Warrants and Rights

As of June 30, 2021 there are 150,518,887 options outstanding exercisable at a price per share of $0.0267 and 39,000,000 options outstanding exercisable at a price per share of $0.011. There are an additional 24,574,512 shares underlying a convertible note.

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock, par value of $0.001, with such terms, conditions and preferences as shall be determined from time-to-time by our board of directors. As of June 30, 2021, there were 1,000,000 preferred shares issued and outstanding.

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Item 12. Indemnification of Directors and Officers.

Our directors and officers are indemnified as provided by the Nevada corporate law and our Bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Section 78.7502 of the Nevada Revised Statutes contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses that they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney’s fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein.

Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities.

Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502. The indemnification and advancement of expenses provided pursuant to Sections 78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. Because neither the Articles of Incorporation, as amended, or By-laws of the Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the board of directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court- ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled to indemnification or advancement of expenses or both in view of all the relevant circumstances. We may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which we could not indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise,

52

we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

53

Item 13. Financial Statements and Supplementary Data.

REAL BRANDS, INC. AND SUBSIDIARIES

For the Years Ended December 31, 2020 and 2019

54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Real Brands, Inc. and Its Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Real Brands, Inc. and its subsidiaries (“the Company”) as of December 31, 2020 and December 31, 2019 and the related statements of operations, stockholders’ deficit, cash flows and the related notes to consolidated financial statements (collectively referred to as the consolidated financial statements) for the years ended December 31, 2020 and December 31, 2019. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and American Institute of Certified Public Accountants (AICPA) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and Generally Accepted Audit Standards (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, recurring losses, and expects continuing future losses, These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-1

Index

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Stock Options

 As described in Note 9 to the consolidated financial statements, the Company measures fair value of stock options at fair value using level three inputs. To determine fair value of stock options, the Company determines the appropriate valuation methodology and assumptions, including unobservable inputs. Stock options are measured at fair value using a Black-Scholes valuation model that uses significant assumptions, including the Company’s stock price, volatility, risk-free interest rate, probability of vesting and probability of exercise occurrence through expiration date.

Auditing management’s estimate for the fair value of stock options was highly judgmental as it involved our assessment of the significant assumptions used by the Company because the fair value calculations were sensitive to changes in assumptions described above, and certain inputs used in the determination of fair values were based on unobservable data, including, but not limited to, the volatility, probability of vesting and probability of exercise.

To test the fair value of stock options, we performed audit procedures that included, among others, evaluating the methodologies used in the valuation model and the significant assumptions used by the Company.

As discussed in Note 2 to the financial statements, the December 31, 2020 statement of cash flow has been restated to correct a misstatement.

The firm has served this client since December 2018.

/s/ L&L CPAS, PA

L&L CPAS, PA

Certified Public Accountants

Plantation, FL

The United States of America

August 11, 2021

F-2

Index

Real Brands, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2020 and 2019 Audited

ASSETS	2020	2019
CURRENT ASSETS:
Cash and cash equivalents	$247,892	$91,578
Accounts receivables	175	—
Inventory	230,951	230,951
Prepaid expenses	—	38,000
Total current assets	479,018	360,529

Deposits	530	4,530
Property and equipment - net of depreciation	1,645,336	646,217
TOTAL ASSETS	$2,124,884	$1,011,276

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$637,100	$156,870
Accrued expenses related party	91,618	103,033
Loan payable related party	133,605	—
Convertible note payable related party	200,000	200,000
Notes payable	7,250	—
Contingent liabilities	45,625	—
TOTAL CURRENT LIABILITIES	1,115,197	459,903

LONG TERM LIABILITIES
PPP Loan	143,485	—
Mortgage payable	170,526	—
Total Long Term Liabilities	314,011	—
TOTAL LIABILITIES	(1,429,208)	459,903

STOCKHOLDERS’ EQUITY (DEFICIT):
Series A Preferred stock, $.001 par value; 2,000,000 shares authorized, 1,000,000 issued and outstanding, as of December 31, 2020 and 2019, respectively.	1,000	—
Common stock, $.001 par value; 3,998,000,000 and 498,000,000 shares authorized as of December 31, 2020 and 2019, respectively; 2,358,780,396 shares issued and outstanding as of December 31, 2020, and 2,127,190,401 shares issued and outstanding as of December 31, 2019.	2,358,780	2,127,190
Common stock subscribed, 194,263,483 and -0- shares at December 31, 2020 and December 31, 2019, respectively.	414,679	164,679
Additional paid-in capital	6,794,057	859,434
Accumulated deficit	(8,872,840)	(2,599,930)

TOTAL STOCKHOLDERS’ EQUITY	695,676	551,373

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,124,884	$1,011,276

See the accompanying notes to these audited consolidated financial statements.

F-3

Index

REAL BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
(AUDITED)

	2020	2019
REVENUE:
Revenues	$24,582	$54,759
Revenues from related party	—	591,850
Total revenue	24,582	646,609
Cost of goods sold	22,540	902,167
Gross profit (loss)	2,042	(255,558)

OPERATING EXPENSES:

General and administrative	259,511	614,289
Professional fees	349,525	314,936
Stock compensation	1,339,530	50,000
Payroll and related	349,431	613,180
Rent	—	36,450
Stock option expense	3,825,479	—
Total operating expenses	6,123,476	1,628,855

Operating loss	(6,121,434)	(1,884,413)

OTHER INCOME (EXPENSES):
Depreciation expense	(120,293)	(93,916)
Loss on disposition of assets	—	(35,014)
Loss on legal settlement	—	(25,000)
Interest expense	(31,183)	(3,033)
Total other (expenses) income	(151,476)	(156,963)

LOSS FROM OPERATIONS	(6,272,910)	(2,041,376)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(6,272,910)	$(2,041,376)

BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE
TO COMMON STOCKHOLDERS	$(0.03)	$(0.05)

WEIGHTED AVERAGE SHARES OUTSTANDING	216,636,166	39,315,088

See the accompanying notes to these audited consolidated financial statements.

F-4

Index

REAL BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE YEAR ENDED DECEMBER 31, 2020 (AUDITED)

	Preferred Stock					Additional
	Series A		Common Stock		Stock	Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Subscribed	Capital	Deficit	TOTAL

Balance December 31, 2018,	—	—	—	—	—	2,734,245	(558,554)	2,175,691

Effect of reverse merger	—	—	2,127,190,401	2,127,190	164,679	(1,874,811)	—	417,058
Net loss for the period ended December 31, 2019	—	—	—	—	—	—	(2,041,376)	(2,041,376)

Balance December 31, 2019	—	—	2,127,190,401	2,127,190	164,679	859,434	(2,599,930)	551,373

Recapitalization	1,000,000	1,000	164,671,867	164,672	623,728	(1,852,079)	—	(1,062,679)
Recapitalization - debt settlement prior to reorganization			17,318,128	17,318	(251,113)	233,795	—	—
Recapitalization - conversion prior to reorganization	—	—	10,000,000	10,000	(62,615)	52,615	—	—
Contributions	—	—	—	—	—	5,700,807	—	5,700,807
Issuance for cash	—	—	26,000,000	26,000	(60,000)	234,000	—	200,000
Issuance for subscriptions payable	—	—	13,600,000	13,600	—	781,200	—	794,800
Option granted	—	—	—	—	—	784,286	—	784,286
Net loss for the period ended December 31, 2020	—	—	—	—	—	—	(6,272,910)	(6,272,910)

Balance December 31, 2020	1,000,000	1,000	2,358,780,396	2,358,780	414,679	6,794,057	(8,872,840)	695,676

See the accompanying notes to these audited consolidated financial statements.

F-5

Index

REAL BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
AUDITED

	Restated
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,272,910)	$(2,041,376)
Adjustments to reconcile net loss to net cash used in operating activities:
Option expense	3,825,479	—
Stock based compensation	1,339,530	50,000
Depreciation expense	120,293	93,916
Changes in operating assets and liabilities:
Accounts receivable	(175)	—
Inventory	—	(128,951)
Deposit	4,000	(530)
Prepaid expenses	38,000	(38,000)
Accounts payable and accrued expenses	320,935	169,517
Contingency liabilities	45,625	—
Net cash used in operating activities	(579,223)	(1,895,424)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(509,412)	(636,912)
Disposition of assets	—	35,014

Net cash provided by (used in) investing activities	(509,412)	(601,898)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from promissory notes	7,250	—
Proceeds from loans payable	133,605	362,000
Proceeds from convertible debt	—	200,000
Repayment of mortgage payable	(19,390)	—
Subscription receivable forgiven	—	5,058
Proceeds from PPP loan	143,485	—
Proceeds from sale of common stock	980,000	—

Net cash provided by financing activities	$1,244,950	$567,058

NET CHANGE IN CASH AND CASH EQUIVALENTS	$156,315	$(1,930,264)

CASH AND CASH EQUIVALENTS, beginning of year	$91,579	$2,021,843

CASH AND CASH EQUIVALENTS, end of year	$247,892	$91,579

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$9,588	$—
Cash paid for income taxes	$—	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Recapitalization	$(1,062,679)	$—
Shares for subscription payable prior to recapitalization	$794,800	$—
Shares for settlement prior to recapitalization	$186,663	$—

See the accompanying notes to these audited consolidated financial statements.

F-6

Index

REAL BRANDS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

DECEMBER 31, 2020 AND 2019

NOTE 1. ORGANIZATION, BACKGROUND, AND BASIS OF PRESENTATION

Real Brands, Inc. (“Real Brands” or the “Company”), was incorporated under the laws of the state of Nevada on November 6, 1992. The Company was formed under the name Mercury Software. From 1997 to 2005 the Company changed its name several times. On October 10, 2005, the Company changed its name to Global Beverage Solutions, Inc. and began trading on the OTC Bulletin Board under the symbol GBVS.OB.

On October 22, 2013, the Company changed the name to Real Brands, Inc. The Financial Industry Regulatory Authority ("FINRA") approved Real Brands' corporate actions regarding its name change and its new stock symbol request and approved Real Brands' 150:1 Reverse Stock Split. The new symbol was designated as GBVSD. On November 19, 2013, the ticker symbol changed to RLBD.

On October 22, 2020, the majority of the shareholders of the Company by written consent agreed to a merger with CASH Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company, and Canadian American Standard Hemp Inc., a Delaware corporation (“CASH”), whereby the Company acquired all of the outstanding shares of CASH and merge it with and into CASH Acquisition Corp. Real Brands’ name and trading symbol were maintained, with CASH shareholders acquiring majority control of Real Brands.

The merger was accounted for as a reverse merger, whereby CASH was considered the accounting acquirer and became our wholly-owned subsidiary. In accordance with the accounting treatment for a “reverse merger”, the Company’s historical financial statements prior to the reverse merger has been replaced with the historical financial statements of CASH prior to the reverse merger. The consolidated financial statements after completion of the reverse merger include the assets, liabilities, and results of operations of the combined company from and after the closing date of the reverse merger, with only certain aspects of pre-consummation stockholders’ equity remaining in the consolidated financial statements.

Going concern

The ability of the Company to obtain necessary financing to build its sales, brand, marketing and distribution and fund ongoing operating expenses is uncertain. The ability of the Company to generate sales revenue to offset the expenses and obtain profitability is uncertain. The Company had a net loss as of December 31, 2020 and 2019, of $6,272,910 and $2,041,376, respectively. These material uncertainties cast doubt on the Company’s ability to continue as a going concern. In the event the Company’s revenues do not significantly increase, the Company will require additional financing from time to time, which it intends to obtain through the issue of common shares, debt, bonds, grants and other financial instruments. While the Company has been successful in raising funds through the issuances of common shares and obtaining debt in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms and while the Company believes that its revenues will increase it does not currently expect them to generate sufficient cash.

F-7

Index

Liquidity

As of December 31, 2020, the Company had cash and cash equivalents of a $247,892 as compared to $91,578 as of December 31, 2019, representing an increase of $156,314. As of December 31, 2020, the Company had a working capital deficit of $554,962 as compared to a working capital deficit $99,374 as of December 31, 2019, representing an increase in the deficit of $455,588. Plans with respect to its liquidity management include the following:

•	The Company is seeking additional capital in the private and/or public equity markets to continue operations and build sales, marketing, brand and distribution. The Company is currently evaluating additional equity and debt financing opportunities and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction or consummate a transaction at favorable pricing.

•	The Company plans on increased sales of its products in the market. However there can be no assurances that the sales will increase or that even if they do increase that it will increase sufficiently to generate the necessary cash.

NOTE 2. RESTATEMENT OF FINANCIAL STATEMENTS

The Company identified errors in the Consolidated Statement of Cash Flows for the year ended December 31, 2021. In the Consolidated Statement of Cash Flows, the change in accounts payables and accrued expenses was understated and under Cash Flows From Investing Activities, the purchase of property and equipment was represented as an addition to cash as opposed to a use of cash. As a result the net change in cash for the period was overstated.

The following table sets forth all the accounts in the original amounts and restated amounts respectively.

As of December 31, 2021
	Original	Adjustment	Restated

Accounts payable and accrued expenses	$225,718	$95,217	$320,935

Purchase of property and equipment	509,412	(1,018,824)	(509,412)

Net change in cash and cash equivalents	$1,079,921	$(923,606)	$156,315

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements and the notes thereto have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America. The consolidated financial statements include Real Brands, and its wholly owned subsidiaries. One subsidiary, Real Brands Venture Group, LLC, has been inactive for the last two years and only maintains a debt instrument on its financial records. DePetrillo Real Estate Holdings, LLC is a wholly owned subsidiary of CASH and the owner of the Company’s building in Rhode Island. All significant intercompany accounts and transactions have been eliminated.

F-8

Index

Use of estimates and judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Key areas of estimation include the estimated useful lives of property, plant, equipment and intangibles assets and liabilities, income taxes, and the valuation of stock-based compensation. Due to the uncertainty inherent in such estimates, actual results may differ from the Company’s estimates.

Accounting standard updates

Implemented

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” that requires lessees to recognize on the balance sheet the assets and liabilities associated with the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current U.S. GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as finance or operating lease. The update is effective for reporting periods beginning after December 15, 2018. The Company adopted this guidance on December 15, 2018. The adoption of this guidance did not have a significant impact on the operating results for the periods ended December 31, 2020 and 2019.

Except as noted above, the guidance issued by the FASB during the current year is not expected to have a material effect on the Company’s consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under consideration by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, management has not yet determined the effect, if any, that the implementation of such proposed standards would have on the Company’s consolidated financial statements.

Segment Reporting

The Company operates as one segment, in which management uses one measure of profitability, and all of the Company’s assets are located in the United States of America. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not have separately reportable segments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent.

Accounts Receivable

The Company performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral. The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable. The Company does not accrue interest receivable on past due accounts receivable.

F-9

Index

Concentrations of Credit Risk

The Company, from time to time during the years covered by these consolidated financial statements, may have bank balances in excess of its insured limits. Management has deemed this a normal business risk.

Inventory

Inventory is comprised of raw hemp and hemp oil in different phases of production to completion of final product. Products include tinctures, creams and lotions. Inventory is valued at cost. No packaging material of any kind is included in inventory. Packaging materials are expensed as incurred.

Property and Equipment

On February 15, 2020 the Company purchased DePetrillo Real Estate Holdings, LLC, a Rhode Island Limited Liability Company having as its only asset the building at 12 Humbert Street in North Providence Rhode Island. The building is the Company’s headquarters and a hemp processing facility. The purchase price of the building was 2 million shares of CASH common stock, $25,000 in cash and the assumption of the mortgage which at the time was $189,916. The prior owner agreed to put the $25,000 payment into building improvements. The building and land was appraised at $475,000. The building will be depreciated over 30 years on a straight line basis once it is put into use.

The Company has made $644,412 in building improvements during the year ended December 31, 2020. $135,000 of those improvements were in the form of CASH common stock valued at $0.50 per share. The Company made $20,000 in building improvements during the year ended December 31, 2019. Building improvements will be depreciated over 15 years. Depreciation will commence once the work is completed.

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized at the shorter of the useful life of the asset or the remaining lease term. CASH’s lease was terminated on December 31, 2019 and resulted in a loss on disposition of assets of $35,014 representing the balance in leasehold improvements on that date. The $35,014 is included in the accumulated depreciation number below for 2020 and 2019. Expenditures for repairs and maintenance are expensed as incurred. Property and equipment are summarized as follows at December 31, 2020 and December 31, 2019:

	December 31,	December 31,
	2020	2019
Furniture and equipment	$739,459	$739,459
Leasehold Improvements	46,859	46,859
Gross fixed assets	786,318	786,318
Accumulated depreciation	280,394	160,101
Net furniture and equipment	$505,924	$626,217

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

F-10

Index

If an impairment review is performed to evaluate long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset over its fair value, determined based on discounted cash flows is less than the carrying value on the books of the Company. To date, the Company has not recorded any impairment losses on long-lived assets.

Revenue Recognition

The Company follows, ASC 606 Revenue from Contracts with Customers which establishes a single and comprehensive framework and sets out how much revenue is to be recognized, and when. The core principle is that a vendor should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the vendor expects to be entitled in exchange for those goods or services. Revenue will now be recognized by a vendor when control over the goods or services is transferred to the customer. In contrast, Revenue based revenue recognition is around an analysis of the transfer of risks and rewards; this now forms one of a number of criteria that are assessed in determining whether control has been transferred. The application of the core principle in ASC 606 is carried out in five steps: Step 1 – Identify the contract with a customer: a contract is defined as an agreement (including oral and implied), between two or more parties, that creates enforceable rights and obligations and sets out the criteria for each of those rights and obligations. The contract needs to have commercial substance and it is probable that the entity will collect the consideration to which it will be entitled. Step 2 – Identify the performance obligations in the contract: a performance obligation in a contract is a promise (including implicit) to transfer a good or service to the customer. Each performance obligation should be capable of being distinct and is separately identifiable in the contract. Step 3 – Determine the transaction price: transaction price is the amount of consideration that the entity can be entitled to, in exchange for transferring the promised goods and services to a customer, excluding amounts collected on behalf of third parties. Step 4 – Allocate the transaction price to the performance obligations in the contract: for a contract that has more than one performance obligation, the entity will allocate the transaction price to each performance obligation separately, in exchange for satisfying each performance obligation. The acceptable methods of allocating the transaction price include adjusted market assessment approach, expected cost plus a margin approach, and the residual approach in limited circumstances. Discounts given should be allocated proportionately to all performance obligations unless certain criteria are met and reallocation of changes in standalone selling prices after inception is not permitted. Step 5 – Recognize revenue as and when the entity satisfies a performance obligation: the entity should recognize revenue at a point in time, except if it meets any of the three criteria, which will require recognition of revenue over time: the entity’s performance creates or enhances an asset controlled by the customer, the customer simultaneously receives and consumes the benefit of the entity’s performance as the entity performs, and the entity does not create an asset that has an alternative use to the entity and the entity has the right to be paid for performance to date.

Stock-based Compensation

The Company expenses stock-based compensation to employees and consultants based on the fair value at grant date, which generally is the agreement date the Company entered into with employees or consultants. To date the Company has issued restricted common stock shares and preferred stock.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

F-11

Index

Deferred tax assets are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future income are modified.

The Company assesses its tax positions in accordance with “Accounting for Uncertainties in Income Taxes” as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act, which changed the Corporate tax rates in the U.S. from 34% to 21%.

Beneficial Conversion Features of Convertible Securities

Conversion options that are not bifurcated as a derivative pursuant to ASC 815 and not accounted for as a separate equity component under the cash conversion guidance are evaluated to determine whether they are beneficial to the investor at inception (a beneficial conversion feature) or may become beneficial in the future due to potential adjustments. The beneficial conversion feature guidance in ASC 470-20 applies to convertible stock as well as convertible debt which are outside the scope of ASC 815. A beneficial conversion feature is defined as a nondetachable conversion feature that is in the money at the commitment date. The beneficial conversion feature guidance requires recognition of the conversion option’s in-the-money portion, the intrinsic value of the option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as a dividend over either the life of the instrument, if a stated maturity date exists, or to the earliest conversion date, if there is no stated maturity date. If the earliest conversion date is immediately upon issuance, the dividend must be recognized at inception. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

Derivatives

The Company reviews the terms of convertible debt issued to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense.

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When the equity or convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds received are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face value. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements, ASC 820, Fair Value Measurements and Disclosures, establishes the authoritative definition of fair value, sets out a framework for measuring fair value, and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follow:

•	Level 1 – Quoted market prices in active markets for identical assets and liabilities;

•	Level 2 – Inputs, other than level 1 inputs, either directly or indirectly observable; and

•	Level 3 – Unobservable inputs developed using internal estimates and assumptions (there is little or no market date) which reflect those that market participants would use.

The Company records its derivative activities at fair value.

Loss Per Share Information

The Company presents basic and diluted earnings (loss) per share (“EPS”). Basic EPS is calculated by dividing the net loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is calculated by dividing the net loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares.

Treasury Stock

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholder’s deficit.

NOTE 5. ACCRUED EXPENSES – RELATED PARTY

At December 31, 2020, the Company owed the CEO Thom Kidrin $67,308 in accrued salary and $7,043 in accrued interest on a loan with principal balance of $133,605 and an additional $17,267 in accrued interest on a note from Worlds Inc., with a principal balance of $200,000.

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NOTE 6. NOTES PAYABLE

The Company entered into several loan agreements in 2020. Two of the loan agreements are US Government PPP loans. One was entered into by CASH, the other by Real Brands. On March 1, 2021, the Company was notified that the $101,660 PPP loan was forgiven. An application is expected to be filed in 2021 for forgiveness on the $36,825 PPP loan. As of December 31, 2020, the following notes were outstanding:

	Loan payable	Accrued interest
US Government (SBA-PPP Loan)	101,660	—
US Government (SBA-PPP Loan)	36,825	—
Note to a consultant (12%)	7,250	5,428

Mortgage payable	170,526	—
Total	$316,261	$5,248

Interest expense related to the notes payable amounted to $0 and $0 for year ended December 31, 2020 and 2019, respectively.

NOTE 7. LOAN PAYABLE – RELATED PARTY

A loan was provided by the CEO Thom Kidrin at an interest rate of 7%. The loan balance at December 31, 2020 was $133,605 with accrued interest of $7,043.

NOTE 8. CONVERTIBLE NOTES PAYABLE -RELATED PARTY

The Company has issued a convertible note payable related party in the amount of $200,000.  The convertible note has a 7% annual interest rate and matures on October 15, 2021. Interest and principal are payable at maturity. The note can be converted at any time and either all or part of the amount due into equity at a price of $0.008139 per share. If converted into common stock, the related party would own 1% of Company based upon current number of shares outstanding. The related party holding the convertible note is Worlds Inc. Messrs. Kidrin, Toboroff and Christos are Directors of Worlds Inc. and Mr. Kidrin is the CEO and Mr. Ryan is the CFO of Worlds Inc.

As of December 31, 2020, the Company incurred $17,267 in interest expense on the note.

NOTE 9. STOCKHOLDER’S EQUITY

On August 26, 2020, the Company increased the common stock share authorized to 3,998,000,000.

On March 8, 2019, the Company increased the common stock share authorized by 300,000,000 from 198,000,000 to 498,000,000.

Common Stock

On October 22, 2020, pursuant to the Merger Agreement with CASH, and in exchange for all 34,420,300 issued and outstanding shares of CASH, the company agreed to issue a total of 2,291,869,800 shares of its common stock to the shareholders of CASH. During the year ended December 31, 2020, the Company issued 2,127,190,401 shares of its common stock in connection with reverse merger and 164,679,399 shares are to be issued in 2021.

In October 2020 and prior to the reverse merger, the Company sold 100,000 shares with a net proceed of $50,000 through a private placement.

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As the subscription was prior to the reverse merger, it was classified in recapitalization on the statement of stockholders’ equity. As of December 31, 2020, the shares were not yet issued, and the Company anticipates the issuance in 2021.

In December 2020, the Company sold 29,484,084 shares with a net proceed of $200,000 through private placements. As of December 31, 2020, the shares were not yet issued, and the Company anticipates the issuance in 2021.

As of December 31, 2020, the Company had 2,358,780,396 shares of its common stock issued and outstanding, with 1,000,000 shares of its Series A preferred stock issued and outstanding.

In addition, on September 9, 2020, the following outstanding balances for accrued retention bonuses and consulting payables, were exchanged for common stock shares with a fair market value of $0.029:

	Common Stock Shares	Fair Market Value of Exchange ($)
Scott Furey	1,500,000	43,500
David Failla	4,000,000	116,000
Christopher J. Watson	100,000	2,900
Barcelona Capital Partners	3,500,000	101,500
Dickinson Wright, PLLC	2,000,000	58,000
Total	11,100,000	$321,900

Series A Preferred Stock

At December 31, 2020, an ex-officer of the Company owns 100% of the outstanding series A preferred stock. The former officer owns 1,000,000 shares, which are issued and outstanding. Series A Preferred Shares have voting rights that carry a 100 common stock share vote for every Series A Preferred Share.

NOTE 10. STOCK OPTIONS

As a result of the Reverse Merger, the Company has outstanding the following stock options as of the period ended December 31, 2020.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value
Granted	223,237,026	0.0231	7.21	5,155,778
Exercisable, December 31, 2020	136,872,560	0.0231	7.21	3,161,756

Part of the stock options vest over 3 years, and the Company valued the stock options at the grant date and amortize it over 3 years. As of December 31, 2020, the stock option expense was $3,825,479.

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NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company is committed to an employment agreement with Thom Kidrin, its President and CEO. Mr. Kidrin entered into the employment agreement with CASH on November 26, 2018. The employment agreement provides for a base salary of $175,000 per year. Mr Kidrin shall be entitled to participate in any stock, stock option or other equity participation plan and any profit-sharing, pension, retirement, insurance, or other employee benefit plan generally available to the executive officers of the Company.

CASH signed an Agreement and Plan of Merger with Purist Acquisition LLC, Purist LLC and Michael S. Metcalfe (MSM). CASH will receive ownership rights of all intellectual property related to Purist’s simulated moving bed chromatography technology. CASH upon consummation of the Merger Agreement will be obligated to the following payments. A cash payment of $90,000. A certificate representing Seven Hundred Fifty Thousand (750,000) shares of the Company’s Common Stock (or appropriate alternative arrangements if uncertificated shares of Seven Hundred Fifty Thousand (750,000) shares of Company Common Stock represented by book-entry shares will be issued). A fully vested option to acquire One Hundred Fifty Thousand (150,000) shares of the Company’s Common Stock (the “Option”). The Option shall be exercisable for three years following the date the Company’s Common Stock becomes publicly traded through a stock exchange or is listed for trading through an electronic quotation and trading service. The exercise price for the Option shall be the lower of (x) $0.50 per share or (y) the price per share equal to a 25% discount of the offering price of the Company’s first public or private offering of its Common Stock following the Closing which raises at least Five Hundred Thousand Dollars ($500,000). An additional cash payment of Fifty Thousand Dollars ($50,000) to be paid as follows: Within thirty (30) days of its fiscal year end, the Company will deliver an amount equal to one (1%) percent of its net income up to a maximum payment of Fifty Thousand Dollars ($50,000). In the event one (1%) percent of the Company’s net income for the fiscal year ended December 31, 2019, does not equal $50,000, then the process shall be repeated at the close of each successive fiscal year until such time as an aggregate of Fifty Thousand Dollars ($50,000) has been delivered to MSM. In addition, on the Closing Date, Company shall enter into a consulting agreement with MSM providing for a monthly fee of $3,500 for a period of twelve (12) months. In connection with his consultancy, MSM will enter into (1) an assignment of inventions agreement assigning ownership rights of all intellectual property related to Purist’s simulated moving bed chromatography technology developed and/or created by MSM during the term of his consultancy and (2) a non-competition agreement pursuant to which MSM will agree to not compete with the Company during the term of his consultancy or within twelve (12) months after termination of his consultancy.

On March 29, 2019, Mr. Pearring, the former CEO agreed to cancel all unpaid compensation due to him from the Company.

NOTE 12. LITIGATION

First Capital IR Partners, LLC v. the Company was a civil action filed in the Circuit Court of Broward County, FL on June 13, 2016. On January 9, 2017 a (default) final judgement was entered in favor of First Capital IR Partners, LLC and against the Company in the amount of $38,761.86. The Company filed a Motion to Vacate the Default on November 20, 2018, and the Court entered an Order denying the Motion and upholding the Default judgement. On February 15, 2019 the parties entered into a Confidential Settlement Agreement pursuant to which the Company agree to pay First Capital IR Partners, LLC the full amount of the judgement in installment payments, commencing on that date. Pursuant to the Settlement Agreement, the parties executed reciprocal and mutual releases of liability in exchange for performance under the agreement. On or about July 17, 2020, the Company settled and satisfied the Final Judgement by payment of $7,000 to First Capital IR Partners, LLC. On August 18, 2020, First Capital IR Partners, LLC filed a Satisfaction of Judgement with the court noting that the judgement was canceled and discharged of record.

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ATS Indian Trace, LLC v. the Company was a civil action filed by ATS Indian Trace, LLC in the Circuit Court of Broward County, Florida on July 22, 2015. On November 18, 2015, a (default) Final Judgement was entered in favor of ATS Indian Trace, LLC and against the Company in the amount of $71,069.37. This judgement is currently outstanding and remains due and owing. ATS Indian Trace, LLC has not taken any enforcement action against the Company for several years. The balance plus interest is included in accrued expenses even though the Company does not expect to ever have to pay it.

TBG Holdings entered into an agreement with the Company on or about October 16, 2012 for performance of services in exchange for money and stock. On December 5, 2013 TBG alleged that the Company had breached the contract and made a demand upon the Company for payment of money damages and stock. The Company disputed the claim and refused to comply with the demand. On January 4, 2014, TBG’s counsel renewed the demand and requested mediation. The Company refused mediation and denied any liability. TBG never pursued a claim against the Company. This claim in the amount of $45,625 is listed as a contingent liability on the books of the Company.

NOTE 13. INCOME TAXES

The Company has incurred net operating losses since inception. The Company has not reflected any benefit of such net operating loss carryforwards (“NOL”) in the accompanying consolidated financial statements and has established a full valuation allowance against its deferred tax assets. Deferred income taxes reflect the net effect of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

As of December 31, 2020, the Company had not determined its NOL carryforwards.

The following is a summary of the items that caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31:

	2020	2019
Statutory federal tax rate	21%	21%
State taxes, net of federal benefit	6	6
Nondeductible expenses	—	—
Valuation allowance	(27)	(27)
	0%	0%

On December 22, 2017, the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act (“TCJA”).

Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 34% to 21% effective January 1, 2018 (2) eliminates the corporate alternative minimum tax (3) eliminates the Section 199 deduction, and (4) changes rules related to uses and limitations of NOLs beginning after December 31, 2019.

The Company applies the applicable authoritative guidance which prescribes a comprehensive model for the manner in which a company should recognize, measure, present and disclose in its financial statements all material uncertain tax positions that the Company has taken or expects to take on a tax return. As of December 31, 2020, the Company has no uncertain tax positions. There are no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months from December 31, 2020.

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The Company files federal income tax returns and income tax returns in various state tax jurisdictions with varying statutes of limitations.

NOTE 14.  INCOME (LOSS) PER COMMON SHARE

Basic net income (loss) per share attributable to common stockholders’ amounts are computed by dividing the net income (loss) plus preferred stock dividends and deemed dividends on preferred stock by the weighted average number of shares outstanding during the year.

Diluted net income (loss) per share attributable to common stockholders amounts are computed by dividing the net income (loss) plus preferred stock dividends, deemed dividends on preferred stock, after-tax interest on convertible debt and convertible dividends by the weighted average number of shares outstanding during the year, plus convertible preferred stock, convertible debt, convertible preferred dividends and warrants convertible into common stock shares.

Diluted net loss per common share is the same as basic net loss per common share since the Company was operating in a loss position for 2020 and 2019.

NOTE 15.  SUBSEQUENT EVENTS

The Company raised $385,000 in March by selling 55,372,548 shares of common stock at an average price of $0.007 per share.

Two option holders exercised their options through the cashless surrender clause in the option agreements. 24,233,417 shares of common stock will be issued and 9,484,723 shares will be surrendered back to the Company.

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Critical Accounting Policies

Our material accounting policies, which we believe are the most critical to investors understanding of our financial results and condition, are discussed below. Because we are still early in our enterprise development, the number of these policies requiring explanation is limited. As we begin to generate increased revenue from different sources, we expect that the number of applicable policies and complexity of the judgments required will increase.

Revenue Recognition: ASC 606 Revenue from Contracts with Customers establishes a single and comprehensive framework which sets out how much revenue is to be recognized, and when. The core principle is that a vendor should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the vendor expects to be entitled in exchange for those goods or services. Revenue will now be recognized by a vendor when control over the goods or services is transferred to the customer. In contrast, Revenue based revenue recognition around an analysis of the transfer of risks and rewards; this now forms one of a number of criteria that are assessed in determining whether control has been transferred. The application of the core principle in ASC 606 is carried out in five steps: Step 1 – Identify the contract with a customer: a contract is defined as an agreement (including oral and implied), between two or more parties, that creates enforceable rights and obligations and sets out the criteria for each of those rights and obligations. The contract needs to have commercial substance and it is probable that the entity will collect the consideration to which it will be entitled. Step 2 – Identify the performance obligations in the contract: a performance obligation in a contract is a promise (including implicit) to transfer a good or service to the customer. Each performance obligation should be capable of being distinct and is separately identifiable in the contract. Step 3 – Determine the transaction price: transaction price is the amount of consideration that the entity can be entitled to, in exchange for transferring the promised goods and services to a customer, excluding amounts collected on behalf of third parties. Step 4 – Allocate the transaction price to the performance obligations in the contract: for a contract that has more than one performance obligation, the entity will allocate the transaction price to each performance obligation separately, in exchange for satisfying each performance obligation. The acceptable methods of allocating the transaction price include adjusted market assessment approach, expected cost plus a margin approach, and, the residual approach in limited circumstances. Discounts given should be allocated proportionately to all performance obligations unless certain criteria are met and reallocation of changes in standalone selling prices after inception is not permitted. Step 5 – Recognize revenue as and when the entity satisfies a performance obligation: the entity should recognize revenue at a point in time, except if it meets any of the three criteria, which will require recognition of revenue over time: the entity’s performance creates or enhances an asset controlled by the customer, the customer simultaneously receives and consumes the benefit of the entity’s performance as the entity performs, and the entity does not create an asset that has an alternative use to the entity and the entity has the right to be paid for performance to date.

Valuation of Deferred Taxes: We account for income taxes in accordance with the liability method. Under the liability method, we recognize deferred assets and liabilities based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. We establish a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be utilized against future taxable income.

Valuation of Equity Instruments Granted to Employee, Service Providers and Investors: On the date of issuance, the instruments are recorded at their fair value as determined using the Binomial Option Pricing Model.

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Allowance for Accounts Receivable: We estimate losses from the inability of our distributors to make required payments and periodically review the payment history of each of our distributors, as well as their financial condition, and revise our reserves as a result.

Inventory Valuation: All inventories are stated at lower of cost or net realizable value, with cost determined substantially on a “first-in, first-out” basis. Selling, general, and administrative expenses are not inventoried, but are charged to expense when purchased.

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REAL BRANDS, INC. AND SUBSIDIARIES

For the Six Months Ended June 30, 2021 and 2020

F-1

Index

REAL BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
JUNE 30, 2021 AND DECEMBER 31, 2020

	(Unaudited)	(Audited)
ASSETS	30-Jun-21	31-Dec-20
CURRENT ASSETS:
Cash and cash equivalents	$639,667	$247,892
Accounts receivables	550	175
Inventory	191,501	230,951
Total current assets	831,718	479,018

Deposits	530	530
Property and equipment - net of depreciation	1,869,540	1,645,336
TOTAL ASSETS	$2,701,788	$2,124,884

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$741,933	$637,100
Accrued expense related party	247,898	91,618
Loan payable related party	133,605	133,605
Convertible note payable related party	200,000	200,000
Notes payable	7,250	7,250
Contingent liabilities	45,625	45,625
TOTAL CURRENT LIABILITIES	1,376,311	1,115,197

LONG TERM LIABILITIES
PPP Loan	—	143,485
Mortgage payable	159,671	170,526
Total long term Liabilities	1,535,982	314,011

STOCKHOLDERS’ EQUITY (DEFICIT):
Series A Preferred stock, $.001 par value; 2,000,000 shares authorized, 1,000,000 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively.	1,000	1,000
Common stock, $.001 par value; 3,998,000,000 shares authorized as of June 30, 2021 and December 31, 2020; 2,619,427,364 shares issued and outstanding as of June 30, 2021 and 2,358,780,396 shares issued and outstanding as of December 31, 2020.	2,619,427	2,358,780
Common stock subscribed, 7,291,240 as of June 30, 2021 and 194,263,483 shares at December 31, 2020.	100,000	414,679
Additional paid-in capital	8,848,480	6,875,274
Accumulated deficit	(10,403,101)	(8,872,840)

TOTAL STOCKHOLDERS’ DEFICIT	1,165,806	695,676

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$2,701,788	$2,124,884

See the accompanying notes to these condensed consolidated financial statements

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Index

REAL BRANDS, INC. AND SUBSIDIARIES
STATEMENT OF OPERATIONS
FOR THE THREE MONTHS AND SIX MONTHS ENDED
JUNE 30, 2021 AND 2020

	Unaudited		Unaudited
	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
REVENUE:
Revenues	1,084	15,898	1,545	23,514
Revenues from related party	—	—	—	—
Total revenue	1,084	15,898	1,545	23,514
Cost of goods sold	28,881	4,289	55,191	18,313
Gross profit (loss)	(27,797)	11,609	(53,646)	5,201
OPERATING EXPENSES:
General and administrative	44,750	43,118	168,818	141,817
Professional fees	84,750	23,000	175,015	23,000
Payroll and related	66,698	8,254	126,184	124,517
Stock option expense	1,065,390	—	1,065,390	—
Total operating expenses	1,261,588	74,372	1,535,407	289,334
Operating loss	(1,294,921)	(62,763)	(1,589,053)	(284,133)
OTHER INCOME (EXPENSES):
Gain on forgiveness PPP loan	36,825	—	143,485	—
Depreciation expense	(36,298)	(30,073)	(72,596)	(60,146)
Interest expense	(6,063)	(5,466)	(12,098)	(9,621)
Total other (expenses) income	(5,536)	(35,539)	58,791	(69,767)
LOSS FROM OPERATIONS	(1,294,921)	(98,302)	(1,530,261)	(353,900)
PROVISION FOR INCOME TAXES	—	—	—	—
NET LOSS	(1,241,903)	(98,302)	(1,530,261)	(353,900)
BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE
TO COMMON STOCKHOLDERS	**	**	**	(0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING	2,553,459,703	40,020,000	2,462,852,963	40,020,000
** less than $0.01 per share
See the accompanying notes to these condensed consolidated financial statements

F-3

Index

REAL BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND JUNE 30, 2021
(UNAUDITED)

	Preferred Stock					Additional		Paid-in
	Series A		Common Stock		Common Stock	Paid-in	Treasury	capital	Accumulated
	Shares	Amount	Shares	Amount	Subscribed	Capital	Stock	Treasury stock	Deficit	TOTAL
Balance December 31, 2019	—	$—	40,020,000	$40,020	—	$2,752,183	($2,176)	$361,276	($2,599,929)	$551,374

Treasury shares issued for building	—	—	—	—	—	—	1,000	259,084	—	260,084
Net loss for the period ended June 30, 2020	—	—	—	—	—	—	—	—	(353,900)	(353,900)

Balance June 30, 2020	—		$40,020,000	$40,020	—	$2,752,183	($1,176)	$620,360	($2,953,829)	$457,558

Balance December 31, 2020	1,000,000	$1,000	2,358,780,396	$2,358,780	414,679	$6,794,057	—	—	($8,872,840)	$695,676

Issuance for reverse merger	—	—	164,680,119	164,680	(164,680)	—	—	—	—	—
Issuance of common stock for cash	—	—	93,379,350	93,379	(149,999)	991,620	—	—	—	935,000
Cashless exercise of stock options	—	—	2,587,500	2,588	—	(2,588)	—	—	—	—
Stock options granted pursuant to the agreements	—	—	—	—	—	1,065,390	—	—	—	1,065,390
Net loss for the six months ended June 30, 2021	—	—	—	—	—	—	—	—	(1,530,261)	(1,530,261)

Balance June 30, 2021	1,000,000	$1,000	2,619,427,365	$2,619,427	$100,000	$8,848,480	—	—	($10,403,101)	$1,165,806

See the accompanying notes to these condensed consolidated financial statements.

F-4

Index

REAL BRANDS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,477,243)	(350,900)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on forgiveness of PPP loan	(143,485)	—
Option expense	1,012,372	—
Depreciation expense	72,596	60,146
Changes in operating assets and liabilities:
Accounts receivable	(375)	(15,665)
Inventory	39,450	—
Accounts payable and accrued expenses	261,116	78,058
Net cash used in operating activities	(235,569)	(231,361)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(296,801)	(30,000)

Net cash provided by (used in) investing activities	(296,801)	(30,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from PPP loan	—	106,660
Proceeds from loan payable related party	—	110,000
Repayment of mortgage payable	(10,855)	—
Proceeds from sale of common stock	935,000	50,000

Net cash provided by financing activities	924,145	266,660

NET CHANGE IN CASH AND CASH EQUIVALENTS	391,775	5,299

CASH AND CASH EQUIVALENTS, beginning of period	247,892	91,579

CASH AND CASH EQUIVALENTS, end of period	639,667	96,878

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$4,602	$—
Cash paid for income taxes	$—	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchase of building for common stock	$—	$(450,000)
PPP forgiven	$143,485	$—

See the accompanying notes to these audited consolidated financial statements.

F-5

Index

REAL BRANDS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

NOTE 1. ORGANIZATION, BACKGROUND, AND BASIS OF PRESENTATION

Real Brands, Inc. (“Real Brands” or the “Company”), was incorporated under the laws of the state of Nevada on November 6, 1992. The Company was formed under the name Mercury Software. From 1997 to 2005 the Company changed its name several times. On October 10, 2005, the Company changed its name to Global Beverage Solutions, Inc. and began trading on the OTC Bulletin Board under the symbol GBVS.OB.

On October 22, 2013, the Company changed the name to Real Brands, Inc. The Financial Industry Regulatory Authority ("FINRA") approved Real Brands' corporate actions regarding its name change and its new stock symbol request and approved Real Brands' 150:1 Reverse Stock Split. The new symbol was designated as GBVSD. On November 19, 2013, the ticker symbol changed to RLBD.

On October 22, 2020, the majority of the shareholders of the Company by written consent agreed to a merger with CASH Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company, and Canadian American Standard Hemp Inc., a Delaware corporation (“CASH”), whereby the Company acquirde all of the outstanding shares of CASH and merged it with and into CASH Acquisition Corp. Real Brands’ name and trading symbol were maintained, with CASH shareholders acquiring majority control of Real Brands.

The merger was accounted for as a reverse merger, whereby CASH was considered the accounting acquirer and became our wholly-owned subsidiary. In accordance with the accounting treatment for a “reverse merger”, the Company’s historical financial statements prior to the reverse merger has been replaced with the historical financial statements of CASH prior to the reverse merger. The consolidated financial statements after completion of the reverse merger include the assets, liabilities, and results of operations of the combined company from and after the closing date of the reverse merger, with only certain aspects of pre-consummation stockholders’ equity remaining in the consolidated financial statements.

Going concern

The ability of the Company to obtain necessary financing to build its sales, brand, marketing and distribution and fund ongoing operating expenses is uncertain. The ability of the Company to generate sales revenue to offset the expenses and obtain profitability is uncertain. The Company had a net loss as of June 30, 2021 and 2020, of $1,530,261 and $353,900, respectively. These material uncertainties cast doubt on the Company’s ability to continue as a going concern. In the event the Company’s revenues do not significantly increase, the Company will require additional financing from time to time, which it intends to obtain through the issue of common shares, debt, bonds, grants and other financial instruments. While the Company has been successful in raising funds through the issuances of common shares and obtaining debt in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms and while the Company believes that its revenues will increase it does not currently expect them to generate sufficient cash.

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Liquidity

As of June 30, 2021, the Company had cash and cash equivalents of a $639,667 as compared to $102,878 as of June 30, 2020, representing an increase of $536,788. As of June 30, 2021, the Company had a working capital deficit of $544,593 as compared to a working capital $133,242 as of June 30, 2020, representing an increase in the deficit of $677,835. Plans with respect to its liquidity management include the following:

•	The Company is seeking additional capital in the private and/or public equity markets to continue operations and build sales, marketing, brand and distribution. The Company is currently evaluating additional equity and debt financing opportunities and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction or consummate a transaction at favorable pricing.

•	The Company plans on increased sales of its products in the market. However there can be no assurances that the sales will increase or that even if they do increase that it will increase sufficiently to generate the necessary cash.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements and the notes thereto have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America. The consolidated financial statements include Real Brands, and its wholly owned subsidiaries. One subsidiary Real Brands Venture Group, LLC has been inactive for the last two years and only maintains a debt instrument on its financial records. DePetrillo Real Estate Holdings, LLC is a wholly owned subsidiary of CASH and the owner of the Company’s building in Rhode Island. American Standard Hemp Inc. is a wholly owned subsidiary of CASH and holds the hemp licenses in Rhode Island. All significant intercompany accounts and transactions have been eliminated.

Use of estimates and judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Key areas of estimation include the estimated useful lives of property, plant, equipment and intangibles assets and liabilities, income taxes, and the valuation of stock-based compensation. Due to the uncertainty inherent in such estimates, actual results may differ from the Company’s estimates.

Accounting standard updates

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the effect of recently issued standards that are not yet effective and will not have a material effect on its consolidated financial position or results of operations upon adoption.

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Segment Reporting

The Company operates as one segment, in which management uses one measure of profitability, and all of the Company’s assets are located in the United States of America. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not have separately reportable segments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be a cash equivalent.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral. The Company reviews all outstanding accounts receivable for collectability on a quarterly basis. An allowance for doubtful accounts is recorded for any amounts deemed uncollectable. The Company does not accrue interest receivable on past due accounts receivable.

Concentrations of Credit Risk

The Company, from time to time during the years covered by these consolidated financial statements, may have bank balances in excess of its insured limits. Management has deemed this a normal business risk.

Inventory

Inventory is comprised of raw hemp and hemp oil in different phases of production to completion of final product. Products include tinctures, creams and lotions. Inventory is valued at cost. No packaging material of any kind is included in inventory. Packaging materials are expensed as incurred.

Property and Equipment

On February 15, 2020 the Company purchased DePetrillo Real Estate Holdings, LLC, a Rhode Island Limited Liability Company having as it’s only asset the building at 12 Humbert Street in North Providence Rhode Island. The building is the Company’s headquarters and a hemp processing facility. The purchase price of the building was 2 million shares of CASH common stock, $25,000 in cash and the assumption of the mortgage which at the time was $189,916. The prior owner agreed to put the $25,000 payment into building improvements. The building and land was appraised at $475,000. The building will be depreciated over 30 years on a straight line basis once it is put into use.

The Company made $296,801 in building improvements during the six months ended June 30, 2021. The Company made $50,000 in building improvements during the six months ended June 30, 2020. Building improvements will be depreciated over 15 years. Depreciation will commence once the work is completed.

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized at the shorter of the useful life of the asset or the remaining lease term. CASH’s lease was terminated on December 31, 2019 and resulted in a loss on disposition of assets of $35,014 representing the balance in leasehold improvements on that date. The $35,014 is included in the accumulated depreciation number below for 2021 and 2020.

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Expenditures for repairs and maintenance are expensed as incurred. Property and equipment are summarized as follows at June 30, 2021 and June 30, 2020:

	June 30,	June 30,
	2021	2020
Furniture and equipment	$739,459	$739,459
Leasehold Improvements	46,859	46,859
Gross fixed assets	786,318	786,318
Accumulated depreciation	352,991	220,248
Net furniture and equipment	$433,327	$566,070

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset over its fair value, determined based on discounted cash flows is less than the carrying value on the books of the Company. To date, the Company has not recorded any impairment losses on long-lived assets.

Revenue Recognition

The Company follows, ASC 606 Revenue from Contracts with Customers which establishes a single and comprehensive framework and sets out how much revenue is to be recognized, and when. The core principle is that a vendor should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the vendor expects to be entitled in exchange for those goods or services. Revenue will now be recognized by a vendor when control over the goods or services is transferred to the customer. In contrast, Revenue based revenue recognition is around an analysis of the transfer of risks and rewards; this now forms one of a number of criteria that are assessed in determining whether control has been transferred. The application of the core principle in ASC 606 is carried out in five steps: Step 1 – Identify the contract with a customer: a contract is defined as an agreement (including oral and implied), between two or more parties, that creates enforceable rights and obligations and sets out the criteria for each of those rights and obligations. The contract needs to have commercial substance and it is probable that the entity will collect the consideration to which it will be entitled. Step 2 – Identify the performance obligations in the contract: a performance obligation in a contract is a promise (including implicit) to transfer a good or service to the customer. Each performance obligation should be capable of being distinct and is separately identifiable in the contract. Step 3 – Determine the transaction price: transaction price is the amount of consideration that the entity can be entitled to, in exchange for transferring the promised goods and services to a customer, excluding amounts collected on behalf of third parties. Step 4 – Allocate the transaction price to the performance obligations in the contract: for a contract that has more than one performance obligation, the entity will allocate the transaction price to each performance obligation separately, in exchange for satisfying each performance obligation. The acceptable methods of allocating the transaction price include adjusted market assessment approach, expected cost plus a margin approach, and the residual approach in limited circumstances.

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Discounts given should be allocated proportionately to all performance obligations unless certain criteria are met and reallocation of changes in standalone selling prices after inception is not permitted. Step 5 – Recognize revenue as and when the entity satisfies a performance obligation: the entity should recognize revenue at a point in time, except if it meets any of the three criteria, which will require recognition of revenue over time: the entity’s performance creates or enhances an asset controlled by the customer, the customer simultaneously receives and consumes the benefit of the entity’s performance as the entity performs, and the entity does not create an asset that has an alternative use to the entity and the entity has the right to be paid for performance to date.

Stock-based Compensation

The Company expenses stock-based compensation to employees and consultants based on the fair value at grant date, which generally is the agreement date the Company entered into with employees or consultants. To date the Company has issued restricted common stock shares and preferred stock.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future income are modified.

The Company assesses its tax positions in accordance with “Accounting for Uncertainties in Income Taxes” as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act, which changed the Corporate tax rates in the U.S. from 34% to 21%.

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Beneficial Conversion Features of Convertible Securities

Conversion options that are not bifurcated as a derivative pursuant to ASC 815 and not accounted for as a separate equity component under the cash conversion guidance are evaluated to determine whether they are beneficial to the investor at inception (a beneficial conversion feature) or may become beneficial in the future due to potential adjustments. The beneficial conversion feature guidance in ASC 470-20 applies to convertible stock as well as convertible debt which are outside the scope of ASC 815. A beneficial conversion feature is defined as a nondetachable conversion feature that is in the money at the commitment date. The beneficial conversion feature guidance requires recognition of the conversion option’s in-the-money portion, the intrinsic value of the option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as a dividend over either the life of the instrument, if a stated maturity date exists, or to the earliest conversion date, if there is no stated maturity date. If the earliest conversion date is immediately upon issuance, the dividend must be recognized at inception. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

Derivatives

The Company reviews the terms of convertible debt issued to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the equity or convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds received are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face value. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense.

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Potential common stock equivalents are determined using the treasury stock method. For diluted net loss per share purposes, the Company excludes stock options and other stock-based awards, including shares issued as a result of option exercises that are subject to repurchase by the Company, whose effect would be anti-dilutive from the calculation. During the three months ended June 30, 2021 and 2020, common stock equivalents were excluded from the calculation of diluted net loss per common share, as their effect was anti-dilutive due to the net loss incurred. Therefore, basic and diluted net loss per share was the same in all periods presented.

The Company had 247,811,540 and 400,000 potentially dilutive options and convertible securities that have been excluded from the computation of diluted weighted-average shares outstanding as of June 30, 2021 and 2020, respectively, as they would be anti-dilutive.

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Treasury Stock

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholder’s deficit.

Fair Value of Financial Instruments

The guidance for fair value measurements, ASC 820, Fair Value Measurements and Disclosures, establishes the authoritative definition of fair value, sets out a framework for measuring fair value, and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follow:

•	Level 1 – Quoted market prices in active markets for identical assets and liabilities;

•	Level 2 – Inputs, other than level 1 inputs, either directly or indirectly observable; and

•	Level 3 – Unobservable inputs developed using internal estimates and assumptions (there is little or no market date) which reflect those that market participants would use.

The Company records its derivative activities at fair value. As of June 30, 2021, no derivative liabilities are recorded.

NOTE 3. ACCRUED EXPENSES – RELATED PARTY

At June 30, 2021, accrued expenses related parties was $247,898.

At June 30, 2021, the Company owed its CEO Thom Kidrin $154,808 in accrued salary and $11,745 in accrued interest on a loan with principal balance of $133,605 and an additional $24,344 in accrued interest on a note from Worlds Inc., with a principal balance of $200,000.

NOTE 4. NOTES PAYABLE AND LOANS PAYABLE

On March 1, 2021, the Company was notified that the $101,660 PPP loan was forgiven. On June 11, 2021, the Company was notified that the $36,825 PPP loan was forgiven. As of June 30, 2021, the following notes were outstanding:

	Loan payable	Accrued interest

Note to a consultant (12%)	7,250	7,008

Mortgage payable	170,526	—
Total	$177,776	$7,008

Interest expense related to the note payable amounted to $317 for the six months ended June 30, 2021 and 2020, respectively.

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NOTE 5. LOAN PAYABLE – RELATED PARTY

A loan was provided by the CEO, Thom Kidrin at an interest rate of 7%. The loan balance at June 30, 2021 was $133,605 with accrued interest of $11,745.

NOTE 6. CONVERTIBLE NOTES PAYABLE -RELATED PARTY

The Company has issued a convertible note payable related party in the amount of $200,000.  The convertible note has a 7% annual interest rate and matures on October 15, 2021. Interest and principal are payable at maturity. The note can be converted at any time and either all or part of the amount due into equity at a price of $0.50 per share. If converted into common stock, the related party would own 1% of Company based upon current number of shares outstanding. The related party holding the convertible note is Worlds Inc. Messrs. Kidrin, Toboroff and Christos are Directors of Worlds Inc. and Mr. Kidrin is the CEO and Mr. Ryan is the CFO of Worlds Inc.

As of June 30, 2021, the Company incurred $24,344 in interest expense on the convertible note.

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses include normal operating expenses, professional fees and costs remaining to be paid for the build out of the new facility. Included in accrued expenses is a balance for ATS Indian Trace, LLC. ATS Indian Trace, LLC v. the Company was a civil action filed by ATS Indian Trace, LLC in the Circuit Court of Broward County, Florida on July 22, 2015. On November 18, 2015, a (default) Final Judgement was entered in favor of ATS Indian Trace, LLC and against the Company in the amount of $71,069.37. This judgement is currently outstanding and remains due and owing. ATS Indian Trace, LLC has not taken any enforcement action against the Company for several years. The balance plus interest is included in accrued expenses even though the Company does not expect to ever have to pay it.

Accrued expenses related party includes an accrual for salary owed to our CEO under an employment agreement and interest on the convertible note from Worlds Inc. and the interest on the loan from Mr. Kidrin the CEO.

NOTE 8. STOCKHOLDER’S EQUITY

Common Stock

In March 2021, the Company sold 55,372,219 shares with a net proceed of $385,000 through private placements. In May 2021, the Company sold 15,714,287 shares with net proceeds of $550,000 through private placements.

In the six months ended June 30, 2021, the Company issued 164,680,119 shares of common stock related to the reverse merger and 22,292,844 shares that were subscribed in 2020 but not yet issued at December 31, 2020.

As of June 30, 2021, the Company had 2,619,427,365 shares of its common stock outstanding, with 1,000,000 shares of its Series A preferred stock issued and outstanding.

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Series A Preferred Stock

At June 30, 2021, an ex officer of the Company owns 100% of the outstanding series A preferred stock. The former officer owns 1,000,000 shares, which are all of the issued and outstanding. Series A Preferred Shares have voting rights that carry a 100 common stock share vote for every Series A Preferred Share. During the third quarter of 2021 the Company expects to reacquire all of the Series A Preferred shares and retire them.

NOTE 9. STOCK OPTIONS

As a result of the Reverse Merger, the Company has outstanding the following stock options as of the period ended June 30, 2021.

Exercise Price per Share		Shares Under Option/warrant	Remaining Life in Years
Outstanding
	$0.011	42,000,000	4.00
	$0.0267	12,287,256	3.00
	$0.0267	92,154,421	4.50
	$0.0267	46,077,210	4.58

Total		192,518,887

Exercisable
	$0.011	42,000,000	4.00
	$0.0267	12,287,256	3.00
	$0.0267	92,154,421	4.50
	$0.0267	46,077,210	4.58

Total		192,518,887

Two option holders exercised their options through the cashless surrender clause in the option agreements. 21,645,917 shares of common stock will be issued and 9,072,223 shares will be surrendered back to the Company for one option holder.

The shares have not been issued as of August 15, 2021. 2,587,500 shares of common stock were issued and 412,500 shares were surrendered back to the Company for the other option holder during the six months ended June 30, 2021.

During the six months ended June 30, 2021, the Company recorded a stock option expense of $1,065,390 representing the amortization of the options that have yet vested.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company is committed to an employment agreement with Thom Kidrin, its President and CEO. Mr. Kidrin entered into the employment agreement with CASH on November 26, 2018. The employment agreement provides for a base salary of $175,000 per year. Mr Kidrin is entitled to participate in any stock, stock option or other equity participation plan and any profit-sharing, pension, retirement, insurance, or other employee benefit plan generally available to the executive officers of the Company.

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CASH signed an Agreement and Plan of Merger with Purist Acquisition LLC, Purist LLC and Michael S. Metcalfe (MSM). CASH will receive ownership rights of all intellectual property related to Purist’s simulated moving bed chromatography technology. CASH upon consummation of the Merger Agreement will be obligated to the following payments: (i) A cash payment of $90,000, (ii) A certificate representing Seven Hundred Fifty Thousand (750,000) shares of the Company’s Common Stock (or appropriate alternative arrangements if uncertificated shares of Seven Hundred Fifty Thousand (750,000) shares of Company Common Stock represented by book-entry shares will be issued), (iii) A fully vested option to acquire One Hundred Fifty Thousand (150,000) shares of the Company’s Common Stock (the “Option”). The Option shall be exercisable for three years following the date the Company’s Common Stock becomes publicly traded through a stock exchange or is listed for trading through an electronic quotation and trading service. The exercise price for the Option shall be the lower of (x) $0.50 per share or (y) the price per share equal to a 25% discount of the offering price of the Company’s first public or private offering of its Common Stock following the Closing which raises at least Five Hundred Thousand Dollars ($500,000), and (iv) An additional cash payment of Fifty Thousand Dollars ($50,000) to be paid as follows: Within thirty (30) days of its fiscal year end, the Company will deliver an amount equal to one (1%) percent of its net income up to a maximum payment of Fifty Thousand Dollars ($50,000). In the event one (1%) percent of the Company’s net income for the fiscal year ended December 31, 2019, does not equal $50,000, then the process shall be repeated at the close of each successive fiscal year until such time as an aggregate of Fifty Thousand Dollars ($50,000) has been delivered to MSM. In addition, on the Closing Date, Company shall enter into a consulting agreement with MSM providing for a monthly fee of $3,500 for a period of twelve (12) months. In connection with his consultancy, MSM will enter into (1) an assignment of inventions agreement assigning ownership rights of all intellectual property related to Purist’s simulated moving bed chromatography technology developed and/or created by MSM during the term of his consultancy and (2) a non-competition agreement pursuant to which MSM will agree to not compete with the Company during the term of his consultancy or within twelve (12) months after termination of his consultancy.

NOTE 11. CONTINGENT LIABILITIES

TBG Holdings entered into an agreement with the Company on or about October 16, 2012 for performance of services in exchange for money and stock. On December 5, 2013 TBG alleged that the Company had breached the contract and made a demand upon the Company for payment of money damages and stock. The Company disputed the claim and refused to comply with the demand. On January 4, 2014, TBG’s counsel renewed the demand and requested mediation. The Company refused mediation and denied any liability. TBG never pursued a claim against the Company. This claim in the amount of $45,625 is listed as a contingent liability on the books of the Company.

NOTE 12.  SUBSEQUENT EVENTS

Three option holders exercised their options through the cashless surrender clause in the option agreements in July of 2021. 30,860,214 shares of common stock will be issued and 4,139,786 shares will be surrendered back to the Company.

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Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a) The following financial statements (and accompanying footnotes) are included above under Item 13:

Consolidated Balance Sheets as of December 31, 2020 and 2019.

Consolidated Statement of Operations for the periods ended December 31, 2020 and December 31, 2019.

Consolidated Statement of Cash Flows for the periods ended December 31, 2020 and December 31, 2019.

Consolidated Statement of Stockholders Deficit for the periods ended December 31, 2020 and December 31, 2019.

Notes to the Consolidated Financial Statements.

Condensed Consolidated Balance Sheets as of June 30, 2021 and 2020

Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2021 and 2020

Condensed Consolidated Statements of Stockholders’ Deficit for the Six Months Ended June 30, 2021 and 2020

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2021 and 2020

Notes to Condensed Consolidated Financial Statements

(b) Auditors consent

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Exhibit Number	Description
3.1	Certificate of Incorporation of the Registrant (1)
3.2	By-Laws of the Registrant (2)
10.1	Employment Agreement dated as of November 26, 2018 between Canadian American Standard Hemp Inc. and Thomas Kidrin (1)
10.2	2021 Equity Incentive (1)
10.3	Agreement and Plan of Merger dated as of October 22, 2020, by and among the Registrant, CASH Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Registrant (“Merger Sub”), and Canadian American Standard Hemp Inc., a Delaware corporation*
10.4	Form of Note between Canadian American Standard Hemp Inc. and Thom Kidrin*
10.5	Form of Note between Canadian American Standard Hemp Inc. and Worlds Inc.*
21	Subsidiaries (1)
23.1	Auditors Consent*

*	Filed herewith
(1)	Previously filed with Form 10 filed on June 25, 2021
(2)	Incorporated by reference to Exhibit 3.1 to Form 8-K filed on January 28, 2008.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

REAL BRANDS, INC.

By: /s/Thom Kidrin
Thom Kidrin, President & CEO

Date: September 14, 2021

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